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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                -----------------


                                    FORM 10/A
                                (Amendment No. 3)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                                -----------------


                         FSP 50 South Tenth Street Corp.
             (Exact name of registrant as specified in its charter)

                                -----------------

                 Delaware                              20-5530367
     (State or other jurisdiction of                (I.R.S. Employer
      incorporation or organization)              Identification No.)

                         401 Edgewater Place, Suite 200
                            Wakefield, MA 01880-6210
                    (Address of principal executive offices)


                                 (781) 557-1300
              (Registrant's telephone number, including area code)

                                -----------------

                 Securities to be registered pursuant to Section
                                12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                    Preferred Stock, $.01 par value per share
                                (Title of class)

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

                                Table of Contents

Item 1.   Business..........................................................   1
Item 1A.  Risk Factors......................................................   5
Item 2.   Financial Information.............................................  11
Item 3.   Properties........................................................  30
Item 4.   Security Ownership of Certain Beneficial Owners and Management....  32
Item 5.   Directors and Executive Officers..................................  33
Item 6.   Executive Compensation............................................  34
Item 7.   Certain Relationships and Related Transactions, and Director
          Independence......................................................  34
Item 8.   Legal Proceedings.................................................  35
Item 9.   Market Price of and Dividends on the Registrant's Common Equity
          and Related Stockholder Matters...................................  36
Item 10.  Recent Sales of Unregistered Securities...........................  36
Item 11.  Description of Registrant's Securities to be Registered...........  37
Item 12.  Indemnification of Directors and Officers.........................  38
Item 13.  Financial Statements and Supplementary Data.......................  39
Item 14.  Changes in and Disagreements with Accountants on Accounting and
          Financial Disclosure..............................................  39
Item 15.  Financial Statements and Exhibits.................................  39

SIGNATURE ..................................................................  40

Exhibit Index ..............................................................  41

Index to Financial Statements .............................................. F-1

Item 1. Business

History

      Our company, FSP 50 South Tenth Street Corp., which we will refer to as the Company, is a Delaware corporation formed to purchase, own and operate a twelve-story multi-tenant office and retail building containing approximately 485,648 square feet of rentable space located in downtown Minneapolis, Minnesota, which we refer to as the Property. The Company operates in a manner intended to qualify as a real estate investment trust, or REIT, for federal income tax purposes.

      The Company was organized initially in September 2006 by FSP Investments LLC (member, NASD and SIPC), a wholly-owned subsidiary of Franklin Street Properties Corp., or Franklin Street (AMEX: FSP). FSP Investments LLC acted as a real estate investment firm and broker/dealer with respect to (a) the organization of the Company, (b) the acquisition of Property by the Company and
(c) the sale of equity interests in the Company.

      The Company purchased the Property from an unaffiliated third party for $127,000,000 on November 8, 2006. The purchase price, which was determined by arm's-length negotiations, was financed entirely by a loan from Franklin Street collateralized by a first mortgage, which we refer to as the Acquisition Mortgage Loan.

      Franklin Street holds the sole share of the Company's common stock, $.01 par value per share, which we refer to as the Common Stock. Between November 2006 and January 2007, FSP Investments LLC completed the sale of equity interests in the Company through the offering on a best efforts basis of 700 shares of preferred stock, $.01 par value per share, which we refer to as the Preferred Stock. We sold the Preferred Stock for an aggregate consideration of $70,000,000 in a private placement offering to 627 "accredited investors" within the meaning of Regulation D under the Securities Act of 1933. Between November 13, 2006 and January 9, 2007, the Company held six investor closings, at each of which shares of Preferred Stock were sold and funds were received. Funds from each individual closing were used to repay a portion of the Acquisition Mortgage Loan from Franklin Street and associated fees as well as other expenses payable to Franklin Street's wholly-owned subsidiary, FSP Investments LLC. On December 21, 2006, the Company obtained a permanent first mortgage loan in the original principal amount of $76,200,000 from Bank of America, N.A., which we refer to as the Permanent Mortgage Loan. The Acquisition Mortgage Loan was repaid in its entirety on December 26, 2006 from the proceeds of the sale of equity interests in the Company and from the proceeds of the Permanent Mortgage Loan. Total interest and loan fees incurred on the Acquisition Mortgage Loan payable to Franklin Street were approximately $4,961,000 in 2006. The use of proceeds received from the offering of Preferred Stock and the Permanent Mortgage Loan and affiliates receiving payments therefrom are set forth in the table below:

              Type                                  Affiliate paid                       Amount
              ----                                  --------------                       ------
Operating/Capital Reserve (1)                                                        $  8,209,000
Organizational, Offering and
   Other Expenditures for the Company(2)(6)     FSP Investments LLC                       725,000
Selling Commissions(3)                          FSP Investments LLC                     5,600,000
Equity Portion of the Purchase Price
   of the Property(4)                           Franklin Street Properties Corp.       50,800,000
Loan Fee Paid to Franklin Street (5)            Franklin Street Properties Corp.        4,025,000
Acquisition Fee(6)                              FSP Investments LLC                       350,000
Permanent Mortgage Loan fee & expenses                                                    291,000
                                                                                     ------------
Total Uses of Proceeds                                                                 70,000,000
Permanent Mortgage Loan                                                                76,200,000
                                                                                     ------------
                                                                                     $146,200,000
                                                                                     ============

      (1) The Operating/Capital Reserve proceeds were retained by the Company for operating and capital uses.
      (2) Organizational, Offering and Other Expenditures were paid for various expenses, including legal, accounting, appraisal, engineering and organizational expenses allocable to the offering, incurred in connection with the organization and syndication of the Company.
      (3)   Selling Commissions were paid to FSP Investments LLC, as Selling
            Agent.
      (4) The Purchase Price of the Property was $127,000,000 and was financed by the Acquisition Mortgage Loan, which was repaid from proceeds of the offering and the Permanent Mortgage Loan.

      (5) The Loan Fee Paid to Franklin Street was a fee (or points) of $4,025,000 paid to Franklin Street to obtain the Acquisition Mortgage Loan to purchase the Property. The Acquisition Mortgage Loan was in the original principal amount equal to the purchase price of the Property, had a term of two years, and was prepayable at any time without premium or penalty and carried an interest rate equal to the rate payable by Franklin Street on borrowings under its line of credit with its bank.
      (6) The Acquisition Fee was paid for various expenses related to the purchase of the Property, including expenses incurred for due diligence.


      Transactions between the Company and Franklin Street and/or its affiliates were entered into without the benefit of arm's-length bargaining and involved conflicts of interest. Although Franklin Street sponsors the syndication of other REITs similar to the Company and has in the past acquired some of those REITs, Franklin Street is under no obligation to acquire or to offer to acquire the Company or the outstanding shares of Preferred Stock, and any acquisition transaction would need to be approved by the Company's stockholders and the boards of directors of Franklin Street and the Company. If the Company's stockholders and the boards of directors of Franklin Street and the Company were to approve of an acquisition by Franklin Street of the Company or the outstanding shares of Preferred Stock, the nature of the investment of each holder of Preferred Stock would change from an interest in a corporation owning a specified property for a finite period in which such holder of Preferred Stock would receive a distribution upon liquidation based upon the net proceeds from the sale of the Company's assets, to an investment in an ongoing fully-integrated real estate company, which has a portfolio of properties that may be changed from time to time and conducts real estate investment banking operations, and in which the equity owners are expected to recover their investment from the sale of their Franklin Street common stock and not from liquidating distributions. For additional information on Franklin Street, please refer to its website at www.franklinstreetproperties.com. Please see "Item 7. Certain Relationships and Related Transactions and Director Independence".


Our Business

      Our sole business is to own and operate the Property and we do not intend to invest in or purchase any additional properties. We derive rental revenue from income paid to us by the tenants of the Property. Property management services are provided by a third party.

      FSP 50 South Tenth Street LLC, a wholly-owned subsidiary of the Company, leases a portion of the Property from the Company and is the lessor for tenants occupying the portion of the Property controlled by this master lease. This arrangement has no economic effect on the Company's operations and exists only because the Company acquired the Property with a master lease in place.

      The Property was completed in 2001 and is leased to a diverse group of office and retail tenants with staggered lease expirations. The Property is located directly across the street from the designated world headquarters of Target Corporation (NYSE:TGT), which we refer to as Target, and is connected to a corporately-owned two-level Target retail store and sits above an approximately 850-stall, three-level parking garage that is owned and managed by the City of Minneapolis.

      The Property also has lower level retail space and is part of a larger area that we refer to as the Project that covers a full city block in Minneapolis, Minnesota. The Project is comprised of our Property, the Target retail store and the parking garage. The three owners of the Project, our Company, Target and the City of Minneapolis, share expenses and responsibilities for maintenance of the Project under the terms of a Reciprocal Easement and Operation Agreement (REOA), which is administered by Ryan Companies US, Inc., which we refer to as Ryan. The three owners of the Project also share certain common areas and access to four skyway bridges that connect the Project to other buildings, including Target's world headquarters across the street, and the greater Minneapolis skyway system. Ryan also serves as our property manager and is a tenant of ours at the Property. For the year ended December 31, 2006, total expenses allocable to the three owners pursuant to the REOA was $0.7 million, of which $317,000, or 47.3% was allocated to us as common area expenses, and is generally recovered through tenant leases.

      The Property has office and retail space, which collectively is approximately 99% occupied. There is approximately 453,902 square feet of rentable office space, which is 100% occupied, and approximately 31,746 square feet of rentable retail space, which is 87% occupied. Target and Ryan currently occupy 10% or more of the Property's space. Oracle USA, Inc., which we refer to as Oracle USA, leases approximately 242,107 square feet of space (approximately 50% of the Property's rentable space) through March 2014. Oracle USA subleases its space to Target (approximately 215,838 square feet) and the balance (approximately 26,269 square feet) to another tenant. Oracle USA is a subsidiary of Oracle Corporation (NASDAQ: ORCL), which we refer to as Oracle. Ryan leases approximately 86,381 square feet through July 2015 and approximately 1,949 square feet through January 2008. Target directly leases approximately 43,506 square feet through June 2015 and approximately 1,024 square feet through October 2011. Including subleased space, Target occupies approximately 54% of the Property's rentable space. Ryan occupies approximately 18% of the Property's rentable space.

      For leases with 10% or more of the rentable square feet of the property, the table below shows the estimated annual rental and average effective annual rental per square foot, including estimated expense reimbursement for each lessee and the percentage of gross annual rental income for the Property. Renewal options for each of these leases are further discussed in Item 3. Property. None of the Property's additional office and retail tenants or subtenants currently occupies 10% or more of the Property's space.

                                                       Average
                                                      Effective
                                                        Annual           % of
                                                        Rental           Gross
                                     Annual           per Square        Annual
      Tenant                         Rental              Foot           Rental
      ------                         ------              ----           ------
      Oracle USA                   $7,745,604          $31.99            52%
      Ryan                         $2,743,831          $31.06            18%

      Tenant leases at the Property are generally structured so that each tenant pays a base rent amount for its premises and also pays a portion of the Property's operating costs as additional rent. The tenant's portion of the Property's operating costs is calculated by taking the square footage of the tenant's premises and dividing it by the total square footage of the Property. Operating costs include, but are not limited to, costs associated with maintenance, repairs, real estate taxes, insurance, utilities and management fees. In our capacity as the landlord, we are generally obligated, at our expense, to maintain and replace, if necessary, major building systems and structural components of the Property, including exterior walls, roof and slab.

      FSP Property Management LLC, a wholly-owned subsidiary of Franklin Street, provides the Company with asset management and financial reporting services, which include but are not limited to, selecting and supervising a local property management company and local leasing brokers, approving lease transactions, managing debt compliance, evaluating performance of the asset, and recommending appropriate stockholder distributions to the Board of Directors of the Company. The asset management agreement between the Company and FSP Property Management LLC requires the Company to pay FSP Property Management LLC a monthly fee equal to one percent (1%) of the gross revenues of the Property. The asset management agreement between the Company and FSP Property Management LLC may be terminated by the Company without cause at any time, upon at least thirty (30) days written notice, effective at the end of the notice period.

      Ryan provides the Company with local, on-site property management and building maintenance services and periodic financial, operating and budget reports relating to the operation of the Property for review by FSP Property Management LLC. Ryan is a third-party service provider that is not related to or affiliated with Franklin Street. The management agreement between the Company and Ryan requires the Company to pay Ryan a monthly fee equal to three percent (3%) of the net operating receipts collected in the preceding month. The management agreement between the Company and Ryan has an initial term that expires on December 31, 2012 and, unless terminated at that time, automatically renews month-to-month thereafter. The management agreement may be terminated for cause at any time.

Investment Objectives

      The Company's objectives are to (i) obtain cash available to pay dividends through rental receipts from operations of the Property, (ii) have that cash increase over time as a result of rental rate step increases in existing leases,
(iii) have our rental revenue potentially increase over time if rental rates increase for new leases, subject to the qualification that approximately 50% and 27% of the currently leased rentable space at the Property expires in 2014 and 2015, respectively, which limits the amount of space for which new leases could be executed until that time, (iv) provide increased equity in the Property as a result of appreciation in market value, and (v) preserve and protect the capital invested by the holders of our Preferred Stock. We cannot be sure of meeting our objectives. See Item 1A "Risk Factors".

      Our policy is not to make loans to other persons, not to invest in the securities of other issuers for the purpose of exercising control, not to underwrite the securities of other issuers, not to offer securities in exchange for property and not to purchase or otherwise reacquire our securities. These policies may be changed by our directors without a vote of the holders of our Preferred Stock.

      We have issued 700 shares of Preferred Stock in the offering described above. The Company's Amended and Restated Certificate of Incorporation, or charter, authorizes the Company to issue up to 1,540 shares of Preferred Stock. In the event that the Company elects, in its sole and absolute discretion, to reduce the principal amount of the Permanent Mortgage Loan, the Company will have the right, without the consent of any holder of shares of our Preferred Stock, to issue up to 840 additional shares of Preferred Stock. We expect that any such issuance would be in an offering exempt from registration under the Securities Act. No additional shares of Preferred Stock are authorized by our charter, and authorization of any increase in the number of authorized shares or the creation of any new series or class of stock would require the affirmative vote of the holders of 66.67% of the outstanding shares of Preferred Stock.

      We intend to dispose of the Property at a time determined by our directors, which we currently expect to be within five to ten years. We do not intend to reinvest the proceeds and would distribute cash proceeds to shareholders following such disposition. We also do not intend to list our shares of Preferred Stock on an exchange and therefore do not expect any trading market to develop in such shares.

      Except for the Permanent Mortgage Loan, which matures January 1, 2012, we do not intend to borrow any money but have the right to obtain a line of credit (see "Revolving Line of Credit"). There can be no assurance that the Company will be able to sell or refinance the Property upon the maturity of the Permanent Mortgage Loan or that the proceeds received from such sale or refinancing, or cash raised from the issuance of up to an additional 840 shares of Preferred Stock or the use of our line of credit will be sufficient to repay the Permanent Mortgage Loan at that time. The Board of Directors of the Company has not yet determined whether it will refinance or sell the Property in connection with the maturity of the Permanent Mortgage Loan, and, because we cannot predict the state of the capital markets in 2012, we cannot predict how we will retire the Permanent Mortgage Loan.

      We intend to furnish annual reports to our stockholders, containing financial statements of the Company accompanied by a report of the Company's independent accountants stating that an examination has been made in accordance with generally accepted auditing standards.

Permanent Mortgage Loan

      The Property is subject to the Permanent Mortgage Loan with Bank of America, N.A. The Permanent Mortgage Loan closed and funded on December 21, 2006 and is secured by, among other items, a first mortgage lien on the Property. The principal amount of the Permanent Mortgage Loan is $76,200,000 and interest is fixed at 5.287% per annum. The Permanent Mortgage Loan matures on January 1, 2012. The Company is obligated to make monthly payments of interest only until the maturity date, at which time the principal amount of the Permanent Mortgage Loan, together with any accrued but unpaid interest, is due and payable in full. Prior to January 1, 2008, the Company is not permitted to prepay the Permanent Mortgage Loan. From and after January 1, 2008, the Company may prepay (in full but not in part) the Permanent Mortgage Loan upon payment of an amount equal to the greater of 1% of the principal balance outstanding or the product of a yield maintenance calculation. The yield maintenance formula represents the difference between the interest rate on the Permanent Mortgage Loan and that of a comparable U.S. Treasury Security of similar maturity. Additionally, the Company may prepay (in full but not in part) the Permanent Mortgage Loan without penalty at any time during the final six months of the Permanent Mortgage Loan. The Permanent Mortgage Loan is nonrecourse to the Company.

      The documentation evidencing and securing the Permanent Mortgage Loan, which we refer to as the Loan Agreement, includes restrictions on property liens and requires compliance with various financial covenants. Financial covenants include the requirement that the Company deposit all rents or other revenue from the Property to a lockbox account with the lender, which so long as there is no default, is immediately available to us, and to provide the lender with periodic reporting. The Loan Agreement also includes restrictions on the Company's ability to incur additional debt without consent of the lender. The Company was in compliance with the Permanent Mortgage Loan covenants as of March 31, 2007 and December 31, 2006.

Revolving Line of Credit

      While a line of credit is not expected to be needed, the Company may, without the consent of any holder of shares of our Preferred Stock, obtain a revolving line of credit of up to $76,200,000 on commercially reasonable terms to be used for capital improvements, operating expenses, working capital requirements or to refinance the Company's debt and fund other Company purposes, if needed. However, pursuant to the Permanent Mortgage Loan, we need the consent of Bank of America, N.A. to use the line of credit. As of the date of the filing of this Form 10, the Company has neither sought nor obtained a revolving line of credit.

Competition

      The Property is located in the downtown area of Minneapolis, Minnesota. The Property may encounter substantial competition from the other office buildings which are or may become available in the general area in which the Property is located and which may be priced at rental levels lower than those for space in the Property or which may otherwise be more attractive to tenants. In order to maintain or increase rental revenues following the expiration of our leases, the Property must be competitive, in regard to cost and amenities, with other buildings of similar use near our location. Some of our competitors may have significantly more resources than we do and may be able to offer more attractive rental rates or services. On the other hand, some of our competitors may be smaller or have lower fixed overhead costs, less cash or other resources that make them willing or able to accept lower rents in order to maintain a certain occupancy level. If there is not currently significant existing property competition, our competitors may decide to enter the market and build new buildings to compete with our Property. Not only do we compete with other landlords and developers, but we are also affected by larger market forces (including changes in interest rates and tax treatment) and individual decisions beyond our control which may affect our ability to compete. Subject to possible extension options, approximately 50% of the rentable space at the Property expires in 2014 and approximately 27% of the rentable space at the Property expires in 2015. We cannot predict which competitive factors will be relevant to prospective tenants or our Property's competitive position in the marketplace at this time.

Employees

      We had no employees as of March 31, 2007 or December 31, 2006.

Available Information

      Once this filing on Form 10 becomes effective, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, begin to file reports and information with the Securities and Exchange Commission (SEC). This Registration Statement on Form 10 and other reports and other information we file subsequently can be inspected and copied at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information may also be obtained from the web site that the SEC maintains at http://www.sec.gov. Further information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

      We will make available and voluntarily provide paper copies, free of charge upon written request at the address on the cover of this Registration Statement on Form 10, a copy of this Registration Statement on Form 10, and subsequently our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. We do not maintain a website.

Item 1A. Risk Factors

      The following important factors could cause actual results to differ materially from those indicated by forward-looking statements made in this Registration Statement on Form 10 and presented elsewhere by management from time to time.

Two tenants currently occupy approximately 72% of the Property's rentable space, and the failure of either of them to pay rent would have a material adverse effect on our operations.

      Target currently occupies approximately 54% of the Property's rentable space and Ryan currently occupies approximately 18% of the Property's rentable space. In addition, although Oracle USA does not currently physically occupy any space at the Property, Oracle USA remains financially obligated to the Company pursuant to a lease for approximately 50% of the Property's rentable space. Oracle USA has subleased all of its space at the Property to Target and another tenant. Our financial position may be adversely affected by financial difficulties experienced by Target, Ryan, Oracle USA or any future significant tenant of the Property, including a bankruptcy, insolvency or a general downturn in the business of the tenant or the reduction of any funding source of the tenant, or in the event that Target, Ryan, Oracle USA or any future significant tenant terminates or does not renew its lease.

If we are not able to collect sufficient rents from the Property, we may suffer significant operating losses or a reduction in cash available for future distributions. The major risks of ownership of the Property include:

      o the failure of any tenant to meet its obligations under its lease, either due to a business failure or a default under the terms of the lease;

      o the possibility that an existing tenant will not renew its lease upon the expiration of the lease term at rent levels and terms favorable to us; and

      o in the event that an existing tenant or a subsequent tenant terminates or does not renew its lease, the possibility that a new tenant or tenants cannot be found who will rent the Property at rent levels sufficient for us to pay dividends to the holders of Preferred Stock.

      At any time, a tenant could seek the protection of the bankruptcy laws, which could result in termination and rejection of such tenant's lease and thereby cause a reduction in our cash flow.

      If any of the risks described above occur, the Property may not generate income sufficient to meet operating expenses and to fund adequate reserves for capital expenditures. The occupancy of the Property may also be adversely affected by various factors such as financial difficulties encountered by tenants, an increase in local unemployment, excessive building resulting in an oversupply of space, adverse characteristics of the area in which the Property is located or management inadequacies.

The Property competes against other office buildings in the Minneapolis, Minnesota area, which could require us to decrease rental rates and could adversely affect our cash flow.

      The Property may encounter substantial competition from the other office buildings which are or may become available in the general area in which the Property is located and which may be priced at rental levels lower than those for space in the Property or which may be more attractive to tenants. In order to maintain or increase rental revenues following the expiration of our leases, the Property must be competitive, in regard to cost and amenities, with other buildings of similar use near our location. Some of our competitors may have significantly more resources than we do and may be able to offer more attractive rental rates or services. On the other hand, some of our competitors may be smaller or have lower fixed overhead costs, less cash or other resources that make them willing or able to accept lower rents in order to maintain a certain occupancy level. If there is not currently significant existing property competition, our competitors may decide to enter the market and build new buildings to compete with our Property. Not only do we compete with other landlords and developers, but we are also affected by larger market forces (including changes in interest rates and tax treatment) and individual decisions beyond our control which may affect our ability to compete.

We face the risk that operating expenses could exceed rental income, which could adversely affect our cash flow and the value of the Property.

      Rental income from the Property may fluctuate from time to time, based upon occupancy and rental levels. In contrast, certain expenses related to real estate ownership, such as real estate taxes, utility costs, maintenance costs and insurance, tend to increase rather than decrease, and mortgage payments usually are fixed over specified periods. In the event of termination of any lease, we will continue to be responsible for all operating expenses attributable to the space covered by such lease. There can be no assurance that we will be able to locate new tenants for any space vacated by existing tenants or receive satisfactory rents from any such tenants. The termination of one or more leases, whether by reason of the financial failure of the tenants or the expiration of such leases without renewal or replacement, would be likely to cause at least a temporary reduction in our cash flow and might result in a decrease in the market value of the Property.

We face the risk of possible future capital expenditures.

      If a tenant or tenants fail to continue in occupancy, possible renovation of the Property could require large expenditures of money by us in order to make the vacated space suitable for other tenants. In such case, all or a portion of the Property may need to be renovated or reconfigured to attract a new tenant or tenants. We had operating/capital reserves of approximately $8,176,000 and $8,182,000 at March 31, 2007 and December 31, 2006, respectively, in anticipation of future capital needs of the Property. If a lease expires and new tenants occupy the Property, some tenant improvement work would likely be required. Although we have established operating/capital reserves in anticipation of such expenses, it is possible that we may not have sufficient funds to pay such costs and there is no guarantee that an institutional lender would be willing to advance such funds to us, or that our lender under the Permanent Mortgage Loan would provide a waiver to lift restrictions on our ability to incur additional debt.

We face certain risks relating to the Permanent Mortgage Loan.

      The Property is subject to the Permanent Mortgage Loan. The documents evidencing and securing the Permanent Mortgage Loan impose numerous obligations and restrictions on the Company and the Property including, without limitation, the obligation to make debt service payments, the obligation to provide financial information and certain leasing restrictions. Failure to comply with such obligations and restrictions could result in the Company being in default under the Permanent Mortgage Loan. A decrease in rental revenues from the Property could render the Company unable to make required debt service payments and/or trigger a default under the Permanent Mortgage Loan. In order to make required debt service payments and/or cure a default, the Company could be required to use cash that would otherwise be distributed to the holders of shares of our Preferred Stock. If a default is not timely cured, it could result in a foreclosure of the Property and there can be no assurance that the proceeds received from such a foreclosure would be sufficient to satisfy the outstanding debt obligation. In addition, there can be no assurance that the Company will be able to sell or refinance the Property upon the maturity of the Permanent Mortgage Loan or that the proceeds received from such sale or refinancing will be sufficient to repay the Permanent Mortgage Loan

We face the risk of the occurrence of a casualty at the Property.

      The occurrence of a fire or other major casualty could materially and adversely affect the operation of the Property and could result in a default under the Permanent Mortgage Loan or any other outstanding loan documents or in our liquidation if it were not practicable to rebuild or restore the Property or if any lender did not consent thereto. Even if it were practicable to restore the damage caused by a major casualty, operations of the Property would be suspended for a period of time, and the economic benefits of an investment in the Preferred Stock would be adversely affected. We believe that the Property is and will continue to be adequately insured. Nevertheless, in the event of any substantial loss affecting the Property, disputes could arise as regards the then value of the Property for purposes of insurance claims. Moreover, there are certain types of losses, which are either uninsurable or not economically insurable; if such a loss occurs with respect to the Property, we could lose both our investment and the possibility of profit with respect thereto.

The holders of shares of Preferred Stock have limited control of the Company.

      Our directors have sole authority for the operation and management of the Company and the Property. The holders of shares of Preferred Stock are dependent on the capabilities of the board of directors or persons or entities retained by it, such as the local management agent. Holders of Preferred Stock have only limited voting rights and have no right to vote for the election of directors except as described below. The affirmative vote of the holders of a majority of the shares of Preferred Stock, voting as a separate class, is required for (i) our merger with any other entity, (ii) the sale of the Property or (iii) any amendment to our charter. In addition, the affirmative vote of the holders of 66.67% of the shares of Preferred Stock is required for any change in our authorized capital stock of the Company. The holders of a majority of the outstanding shares of Preferred Stock may remove one or more members of the board of directors without cause and replace such member or members with a person or persons designated by such holders. Thereafter, the holders of shares of Preferred Stock will, at each meeting of stockholders to elect directors, vote as one class together with the holders of Common Stock for the election of directors. The holders of shares of Preferred Stock have no redemption or conversion rights.

The holders of shares of Preferred Stock face the risk of dilution.

      We have the right to issue up to 840 additional shares of Preferred Stock without the consent of any stockholders for purposes of reducing the balance of the Permanent Mortgage Loan. With the approval of the holders of at least 66.67% of the shares of Preferred Stock, we may issue additional shares of stock in the Company for such cash or other consideration as may be determined at the time of the transaction. While such provisions are intended to provide a source of additional funds to the Company, such a transaction would dilute the interests of the holders of shares of Preferred Stock.

Holders of shares of Preferred Stock face certain restrictions relating to the transfer of shares of Preferred Stock.

      The shares of Preferred Stock held by our investors are "restricted securities" under the Securities Act of 1933 and may not be sold, transferred or otherwise disposed of without compliance with federal securities law. Such compliance may take the form of a sale pursuant to an effective registration statement under the Securities Act. In the absence of an effective registration statement under the Securities Act, the Company may require an opinion of counsel satisfactory to us to the effect that such registration is not required. The transfer of the shares of Preferred Stock may also be restricted by the securities laws of certain states. Although it may be possible under certain circumstances to dispose of an investment in us, no market currently exists for the shares of Preferred Stock, and it is unlikely that a ready market for such disposition will exist at any time in the future. Even if a holder of shares of Preferred Stock is able to sell shares to an unrelated third party, a holder seeking to transfer his, her or its interest probably would incur substantial legal and other costs in connection with the transaction. The transfer of shares of Preferred Stock is further restricted by provisions of our charter designed to preserve our status as a REIT.

There are conflicts of interest, which may occupy the time and attention of the Company's directors and officers.

      We are subject to numerous potential conflicts of interest with Franklin Street and its affiliates. We are subject to potential conflicts of interest arising from other real estate activities of Franklin Street and its affiliates, including other real estate activities in Minnesota. Our officers and directors, who are affiliates of Franklin Street, will not be spending full time, or a major portion of their time, in connection with the management of the Property, and will be actively engaged in supervising the development, construction, renovation, acquisition and/or operation of other properties that may be in competition with the Property. Further, Franklin Street and its affiliates are and will be actively engaged in the ownership and operation of other projects, which may affect their ability to perform their respective obligations to us. Franklin Street holds the sole outstanding share of Common Stock and has the right to elect all of the members of the board of directors, except as described above. For a discussion of the fees paid to affiliated entities, including fees paid in connection with the offering of Preferred Stock, please see "Item 1. Business - History."

Holders of shares of Preferred Stock face a lack of diversification.

      We have been formed to invest in, own and operate only the Property. We do not plan to engage in any other business. Thus, our success will depend entirely upon our investment in the Property. We will not have the benefit of reducing risk by diversifying our funds among a portfolio of properties.

Provisions in the Company's charter limit the liability of directors.

      The Company's charter contains certain provisions which are intended to eliminate the Company's directors' liability for money damages, except to the extent of:

      o any breach of the director's duty of loyalty to the Company and its stockholders,

      o acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

      o unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions and

      o any transaction from which the director derived an improper personal benefit.

      Therefore, holders of shares of Preferred Stock may have a more limited right of action against the directors of the Company than they would have if there were no such limitations.

We are dependent on key personnel that are not employed by us.

      We depend on the efforts of George J. Carter, our President and a Director; Barbara J. Fournier, our Chief Operating Officer, Treasurer, Secretary, a Vice President and a Director; R. Scott MacPhee, an Executive Vice President and a Director; William W. Gribbell, an Executive Vice President and a Director; Janet Prier Notopoulos, a Vice President and a Director; and Jeffrey
B. Carter, a Vice President and a Director. The foregoing officers and directors have years of experience in the real estate business, and, if one or more of them were to resign, our operations could be adversely affected. We do not have any employees.

The Property may significantly decrease in value.

      The Property may significantly decrease in value. To the extent the Property decreases in value, our holders of Preferred Stock could lose some or all the value of their investments. The value of our Preferred Stock may be adversely affected if the Property decreases in value since the Property represents the majority of the tangible assets held by us. Moreover, if changes in the Property's condition or changes in market conditions force us to sell the Property for a price less than its initial purchase price or its carrying cost or to lease the Property at a rental rate less than the rate of the lease being terminated, our results of operations would be adversely affected and such negative results of operations may result in lower distributions being paid to holders of our Preferred Stock.

We face risks in owning and operating the Property.

      An investment in us is subject to the risks incident to the ownership and operation of real estate-related assets. These risks include the fact that real estate investments are generally illiquid, as well as the risks normally associated with:

      o     changes in general and local economic conditions;

      o     the supply or demand for similar types of property in this market;

      o     changes in market rental rates;

      o     the impact of environmental protection laws; and

      o     changes in tax, real estate and zoning laws.

      In addition, the Property is subject to certain obligations and restrictions relating to title including, without limitation, a Reciprocal Easement and Operation Agreement, as amended, that contains easements, restrictions and covenants that benefit and burden the various parcels that constitute the Project of which the Property is a part, and four Agreements for Skyway Construction, Operation, Maintenance and Easements, each as amended, that govern the ownership, use and operation of the skyway system. The Company may be adversely affected by the obligations and restrictions contained in title-related documents.

      Certain significant costs, such as real estate taxes, utilities, insurance and maintenance costs, generally are not reduced even when a property's rental income is reduced. In addition, environmental and tax laws, interest rate levels, the availability of financing and other factors may affect real estate values and property income. Furthermore, the supply of commercial space fluctuates with market conditions.

We may encounter significant delays in reletting vacant space, resulting in losses of income.

      Subject to possible extension options, approximately 50% and 27% of the currently leased rentable space at the Property expires in 2014 and 2015, respectively. At the expiration of leases where a significant amount of leased rentable space is no longer generating revenue, we will incur expenses and may not be able to re-lease the space on the same terms. The type of expenses that we may incur during a period of vacancy are the operating expenses, such as utilities, taxes and maintenance, that would otherwise be passed through to the tenant. In addition, we would incur costs in connection with re-leasing the space, including brokerage commissions and the costs associated with any necessary tenant or common area improvements. The amount of these expenses and costs cannot be determined at this time. The actual amount of expenses and costs will depend on the market conditions in effect at the time of the lease expiration and the amount of space that becomes vacant. If we are unable to re-lease space promptly, if the terms are significantly less favorable than anticipated or if the costs are higher, we may have to reduce, postpone or discontinue distributions to the holders of our Preferred Stock.

There is limited potential for revenue to increase from an increase in leased space at our Property.

      Because the Property is currently 99% leased, we anticipate that future increases in revenue from the Property will be the result of rental rate increases provided for in new leases or rental rate increases as leases expire. Subject to possible extension options, approximately 50% and 27% of the currently leased rentable space at the Property expires in 2014 and 2015, respectively. If there is a soft economic market at the time leases of the rentable space expire, it may be difficult to lease space or realize increased revenue when vacant space is re-leased.

We are subject to possible liability relating to environmental matters, and we cannot assure you that we have identified all possible liabilities.

      Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws may impose liability without regard to whether the owner or operator knew of, or caused, the release of such hazardous substances. The presence of hazardous substances on a property may adversely affect the owner's ability to sell such property or to borrow using such property as collateral, and it may cause the owner of the property to incur substantial remediation costs. In addition to claims for cleanup costs, the presence of hazardous substances on the property could result in the owner incurring substantial liabilities as a result of a claim by a private party for personal injury or a claim by an adjacent property owner for property damage.

      In addition, we cannot assure you that:

      o future laws, ordinances or regulations will not impose any material environmental liability;

      o the current environmental conditions of our Property will not be affected by the condition of properties in the vicinity of our Property (such as the presence of leaking underground storage tanks) or by third parties unrelated to us;

      o tenants will not violate their leases by introducing hazardous or toxic substances into our Property that could expose us to liability under federal or state environmental laws; or

      o environmental conditions, such as the growth of bacteria and toxic mold in heating and ventilation systems or on walls, will not occur at our Property and pose a threat to human health.

We are subject to compliance with the Americans With Disabilities Act and fire and safety regulations, any of which could require us to make significant capital expenditures.

      The Property is required to comply with the Americans With Disabilities Act (ADA), and the regulations, rules and orders that may be issued thereunder. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Compliance with ADA requirements might require, among other things, removal of access barriers, and noncompliance could result in the imposition of fines by the U.S. government or an award of damages to private litigants.

      In addition, we are required to operate the Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. Compliance with such requirements may require us to make substantial capital expenditures, which expenditures would reduce cash otherwise available for distribution to the holders of shares of our Preferred Stock.

Contingent or unknown liabilities acquired in the acquisition of the Property could require us to make substantial payments.

      The Property was acquired subject to liabilities and without any recourse with respect to liabilities, whether known or unknown. As a result, if liabilities were asserted against us based upon the Property, we might have to pay substantial sums to settle them, which could adversely affect our results of operations and financial condition and our cash flow and ability to make distributions to the holders of shares of our Preferred Stock. Unknown liabilities with respect to the Property acquired might include:

      o     liabilities for clean-up or remediation of environmental conditions;

      o claims of tenants, vendors or other persons dealing with the former owners of the Property; and

      o     liabilities incurred in the ordinary course of business.

We would incur adverse tax consequences if we failed to qualify as a REIT.

      The provisions of the tax code governing the taxation of real estate investment trusts are very technical and complex, and although we believe we are organized and will operate in a manner that will enable us to meet such requirements, no assurance can be given that we will always succeed in doing so.

      If in any taxable year we do not qualify as a real estate investment trust, we would be taxed as a corporation and distributions to holders of shares of our Preferred Stock would not be deductible by us in computing our taxable income. In addition, if we were to fail to qualify as a real estate investment trust, we could be disqualified from treatment as a real estate investment trust in the year in which such failure occurred and for the next four taxable years and, consequently, we would be taxed as a regular corporation during such years. Failure to qualify for even one taxable year could result in a significant reduction of our cash available for distribution to holders of shares of our Preferred Stock or could require us to incur indebtedness or liquidate investments in order to generate sufficient funds to pay the resulting federal income tax liabilities.

There is no public trading market for our securities.

      There is no public trading market for our Preferred Stock or Common Stock, and we do not believe that any such market will develop.

Item 2. Financial Information.

      The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated financial statements, including trends which might appear, should not be taken as necessarily indicative of future operations. The following discussion and other parts of this Form 10 may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Investors are cautioned that our forward-looking statements involve risks and uncertainty, including without limitation changes in economic conditions in the market where we own this property, risks of a lessening of demand for the type of real estate owned by us, changes in government regulations, and expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, insurance increases and real estate tax valuation reassessments. See "Risk Factors" in Item 1A. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We will not update any of the forward-looking statements after the date this Form 10 is filed to conform them to actual results or to changes in our expectations that occur after such date, other than as required by law.

Selected Financial Data

      The following selected financial information is derived from our historical financial statements. This information should be read in conjunction with "Financial Information--Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Item 2 and with the financial statements and related notes thereto included in Item 13 hereof.

                                                                                    For the Period
                                                              For the             September 12, 2006
(In thousands, except share and per share amounts)       Three Months Ended     (date of inception) to
                                                             March 31,               December 31,
                                                         ------------------     ----------------------
                                                                2007                     2006
                                                                ----                     ----
Operating Data:
Total revenue                                               $     3,755              $     2,007
Net income (loss)                                                   312                   (4,454)
Net income (loss) attributable to
  preferred shareholders                                            312                   (4,479)

Net increase (decrease) in cash and
   cash equivalents                                                 758                    8,355
Net cash provided by (used for) operating activities              1,111                   (4,267)
Net cash used for distributions                                    (370)                     (25)

                                                               As of                     As of
                                                             March 31,               December 31,
                                                            -----------              ------------
                                                               2007                      2006
                                                               ----                      ----

Balance Sheet Data:
Cash and cash equivalents                                   $     9,113              $     8,355
Total assets                                                    138,497                  137,804
Long-term liabilities                                            77,598                   77,648

Total liabilities                                                78,810                   78,452
Total stockholders' equity                                       59,687                   59,352

Per Share Data:
Weighted average preferred shares
   outstanding                                                   699.98                   452.89
Net income (loss) per preferred share                       $       447              $    (9,890)

Distributions paid per preferred share                              529                       --
Distributions paid per common share                                  --                       25
Distributions paid per common share
   (return of capital)                                               --                       25

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the financial statements and the related notes included in Item 13 hereof.

Overview

      The Company operates in one business segment, which is real estate operations, and owns a single property. Our real estate operations involve real estate rental operations, leasing services and property management services. The main factor that affects our real estate operations is the broad economic market conditions in the United States and, more specifically, the economic conditions in Minneapolis, Minnesota. These market conditions affect the occupancy levels and the rent levels on both a national and local level. We have no influence on national or local market conditions.

      It is difficult for management to predict what will happen to occupancy or rents after the expiration of the leases at our Property because the need for space and the price tenants are willing to pay are tied to both the local economy and to the larger trends in the national economy, such as job growth, interest rates, and corporate earnings, which in turn are tied to even larger macroeconomic and political factors, such as volatility in energy pricing and the risk of terrorism. In addition to the difficulty of predicting macroeconomic factors, it is difficult to predict how our local market or tenants will suffer or benefit from changes in the larger economy. In addition, because the Property is in a single geographical market, these macroeconomic trends may have a different effect on the Property and on its tenants, many of which operate on a national level.

Trends and Uncertainties

      Real Estate Operations

      The Company owns and operates a twelve-story multi-tenant office and retail building containing approximately 485,648 of rentable square feet located in downtown Minneapolis, Minnesota. The Property was completed in 2001 and is leased to a diverse group of office and retail tenants with staggered lease expirations. The Property is located directly across the street from the designated world headquarters of Target Corporation (NYSE:TGT), which we refer to as Target, and is connected to a corporately-owned two-level Target retail store and sits above an approximately 850-stall, three-level parking garage that is owned and managed by the City of Minneapolis. The Property also has lower level retail space and is part of a larger development that we refer to as the Project that covers a full city block in Minneapolis, Minnesota. The Project is comprised of our Property, the Target retail store and the parking garage. The three owners of the Project, our Company, Target and the City of Minneapolis, share expenses and responsibilities for maintenance of the Project under the terms of a Reciprocal Easement and Operation Agreement (REOA), which is administered by Ryan. The three owners of the Project also share certain common areas and access to four skyway bridges that connect the Project to other buildings, including Target's world headquarters across the street, and the greater Minneapolis skyway system.

      The Property has office and retail space, which collectively is approximately 99% occupied. There is approximately 453,902 square feet of rentable office space, which is 100% occupied, and approximately 31,746 square feet of rentable retail space, which is 87% occupied. Target and Ryan currently occupy 10% or more of the Property's space. Oracle USA, Inc., which we refer to as Oracle USA, leases approximately 242,107 square feet of space (approximately 50% of the Property's rentable space) through March 2014. Oracle USA subleases its space to Target (approximately 215,838 square feet) and the balance (approximately 26,269 square feet) to another tenant. Oracle USA is a subsidiary of Oracle Corporation (NASDAQ: ORCL), which we refer to as Oracle. Ryan leases approximately 86,381 square feet through July 2015 and approximately 1,949 square feet through January 2008. Target directly leases approximately 43,506 square feet through June 2015 and approximately 1,024 square feet through October 2011. Including subleased space, Target occupies approximately 54% of the Property's rentable space. Ryan occupies approximately 18% of the Property's rentable space. None of the Property's additional office and retail tenants or subtenants currently occupies 10% or more of the Property's space.

      Following termination of an existing lease, we may only be able to release the space at a rate that is significantly lower than the current rate, possibly resulting in decreased cash flows. Bankruptcy or a material adverse change in the financial condition of a material tenant would likely cause a material adverse effect.

Critical Accounting Policies and Estimates

      We have certain critical accounting policies that are subject to judgments and estimates by our management and uncertainties of outcome that affect the application of these policies. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. The accounting policies that we believe are most critical to the understanding of our financial position and results of operations, and that require significant management estimates and judgments, are discussed below.

      Critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates are consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in real property. These policies affect our:

      o allocation of purchase prices between various asset categories and the related impact on our recognition of rental income and depreciation and amortization expense; and
      o assessment of the carrying values and impairments of long-lived assets.

      Allocation of Purchase Price

      We have allocated the purchase price of the Property to land, building and improvements. Each component of purchase price generally has a different useful life. We allocate the value of real estate acquired among land, buildings, improvements and identified intangible assets and liabilities, which may consist of the value of above market and below market leases, the value of in-place leases, and the value of tenant relationships. Purchase price allocations and the determination of the useful lives are based on management's estimates, which were partially based upon an appraisal that we obtained from an independent real estate appraisal firm.

      Purchase price allocated to land and building and improvements is based on management's determination of the relative fair values of these assets assuming the Property was vacant. Management determines the fair value of the Property using methods similar to those used by independent appraisers. Purchase price allocated to above market leases is based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place lease and (ii) our estimate of fair market lease rates for the lease, measured over a period equal to the remaining non-cancelable term of the lease. Purchase price allocated to the in-place lease and the tenant relationship is determined as the excess of (i) the purchase price paid for the Property after adjusting the existing in-place lease to market rental rates over (ii) the estimated fair value of the Property as if vacant. This aggregate value is allocated between the in-place lease value and tenant relationship based on management's evaluation of the specific characteristics of the tenant's lease; however, the value of tenant relationships has not been separated from in-place lease value because such value and its consequence to amortization expense is immaterial for the acquisition reflected in our financial statements. Factors considered by us in performing these analyses include (i) an estimate of carrying costs during the expected lease-up periods, including real estate taxes, insurance and other operating income and expenses, and (ii) costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs.

      Depreciation and Amortization

      We compute depreciation expense using the straight-line method over estimated useful lives of up to 39 years for the building and improvements, and up to 15 years for personal property. The allocated cost of land is not depreciated. The capitalized above-market lease values, if any, are amortized as a reduction to rental income over the remaining non-cancelable terms of the lease. The value of above or below-market leases is amortized over the remaining non-cancelable periods of the lease. The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is also amortized over the remaining non-cancelable periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off. Inappropriate allocation of acquisition costs, or incorrect estimates of useful lives, could result in depreciation and amortization expenses which do not appropriately reflect the allocation of our capital expenditures over future periods, as is required by generally accepted accounting principles.

      Impairment

      We periodically evaluate the Property for impairment indicators. These indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or legislative, economic or market changes that permanently reduce the value of our investment. If indicators of impairment are present, we evaluate the carrying value of the Property by comparing it to its expected future undiscounted cash flows. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the Property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations, we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

      Lease Classification

      Each time we enter a new lease or materially modify an existing lease we evaluate whether it is appropriately classified as a capital lease or as an operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a property, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

Recent Accounting Standards

      In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The guidance is effective for periods beginning after December 15, 2006. We have adopted FIN 48, which did not have a material impact on our financial position, results of operations or cash flow.

      In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") regarding EITF No. 05-6, "Determining the Amortization Period for Leasehold Improvements." ("EITF 05-6"). The guidance requires that leasehold improvements acquired in a business combination, or purchased subsequent to the inception of a lease, be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. We have adopted EITF 05-6, which did not have a material impact on our financial position, results of operations or cash flow.

      In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN 47"), which clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations", refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The guidance was effective for periods ending after December 15, 2005. We have adopted FIN 47, which did not have a material impact on our financial position, results of operations or cash flow.

Results of Operations

      The Company was formed on September 12, 2006 and the Property was acquired on November 8, 2006, and as a result there were approximately three and a half months of operations included in results of operations for the period ended December 31, 2006 during which period the Property was owned for less than two months, and three months of operations for the quarter ended March 31, 2007. There are no comparative periods to discuss for either period, so results of operations include the periods ended March 31, 2007 and December 31, 2006 only.

      The Property has office and retail space, which collectively is approximately 99% occupied. There is approximately 453,902 square feet of rentable office space, which is 100% occupied, and approximately 31,746 square feet of rentable retail space, which is 87% occupied. Target and Ryan currently occupy 10% or more of the Property's space. Oracle USA, Inc., which we refer to as Oracle USA, leases approximately 242,107 square feet of space (approximately 50% of the Property's rentable space) through March 2014. Oracle USA subleases its space to Target (approximately 215,838 square feet) and the balance (approximately 26,269 square feet) to another tenant. Oracle USA is a subsidiary of Oracle Corporation (NASDAQ: ORCL), which we refer to as Oracle. Ryan leases approximately 86,381 square feet through July 2015 and approximately 1,949 square feet through January 2008. Target directly leases approximately 43,506 square feet through June 2015 and approximately 1,024 square feet through October 2011. Including subleased space, Target occupies approximately 54% of the Property's rentable space. Ryan occupies approximately 18% of the Property's rentable space. None of the Property's additional office and retail tenants or subtenants currently occupies 10% or more of the Property's space.

Results of operations for the three months ended March 31, 2007.

      Revenue

      Total revenue was approximately $3.8 million, consisting of $2.5 million from leases and $1.4 million in reimbursable expenses that were partially offset by $0.1 million in amortization of favorable leases.

      Expenses

      Total expenses were approximately $3.6 million for the three months ended March 31, 2007, consisting of approximately $1.0 million of interest expense, $1.0 million of rental operating expenses, $0.6 million of real estate taxes and insurance and $0.9 million of depreciation and amortization. Interest expense was primarily attributable to interest on the Permanent Mortgage Loan that was funded December 21, 2006.

Results of operations for the period ended December 31, 2006.

      Revenue

      Total revenue was approximately $2.0 million, consisting of $1.4 million from leases and $0.7 million in reimbursable expenses that were partially offset by $0.1 million in amortization of favorable leases.

      Expenses

      Total expenses were approximately $6.6 million during the period ended December 31, 2006, consisting of approximately $5.1 million of interest expense and commitment fees, $0.6 million of rental operating expenses, $0.3 million of real estate taxes and insurance and $0.6 million of depreciation and amortization. Interest expense consisted of approximately $1.0 million in interest and approximately $4.0 million in one-time commitment fees that were paid related to the first mortgage held by Franklin Street, and to a lesser extent, interest of approximately $0.1 million related to the Permanent Mortgage Loan that was funded December 21, 2006. The Acquisition Mortgage Loan used to purchase the Property in November 2006 was repaid by proceeds from the sale of Preferred Stock and proceeds from the Permanent Mortgage Loan. As a result of the Acquisition Mortgage Loan repayment, there will be no further interest or commitment fees paid related to the Acquisition Mortgage Loan.

Liquidity and Capital Resources

      Cash and cash equivalents were $9.1 million and $8.4 million at March 31, 2007 and December 31, 2006, respectively. The $0.7 million increase for the three months ended March 31, 2007 is attributable to $1.1 million provided by operating activities offset by $0.3 million used in financing activities. The $8.4 million increase for the period ended December 31, 2006 was attributable to $4.3 million used for operating activities and $127.4 million used for investing activities which were offset by $140.1 million in financing activities.

      Between November 13, 2006 and December 28, 2006, we issued an aggregate of
699.75 shares of our Preferred Stock at five investor closings, and issued the final 0.25 share on January 9, 2007, which are more fully described in Item 1. Business. On December 21, 2006 we obtained the Permanent Mortgage Loan from Bank of America, N.A for $76.2 million. Funds received from the sale of shares of Preferred Stock at each individual closing and proceeds from the Permanent Mortgage Loan were used to establish an operating and capital cash reserve for anticipated cash needs and to repay the Acquisition Mortgage Loan from Franklin Street and associated fees as well as other expenses payable to Franklin Street and its subsidiaries. The effect of interest expense associated with these loans paid during 2006 significantly reduced cash flows from operating activities.

      Management believes that existing cash and cash anticipated to be generated internally by operations will be sufficient to meet working capital requirements and anticipated capital expenditures for at least the next 12 months.

      Operating Activities

      The cash provided by operating activities of $1.1 million for the three months ended March 31, 2007 was primarily attributable to net income of approximately $0.3 million plus the add-back of $0.9 million of depreciation and amortization and an increase of $0.8 million in accounts payable and accrued expenses which was partially offset by a decrease of $0.9 million in operating assets. The cash used for operating activities of $4.3 million for the period ended December 31, 2006 was primarily attributable to a net loss of approximately $4.5 million plus the add-back of $0.7 million of depreciation and amortization and an increase in operating assets of approximately $0.9 million, which was partially offset by a $0.4 million increase in accounts payable and accrued expenses.

      Investing Activities

      The cash used for investing activities for the three months ended March 31, 2007 of approximately $6,000 was attributable to the purchase of real estate assets. The cash used for investing activities of $127.4 million for the period ended December 31, 2006 was primarily attributable to the acquisition of the Property.

      Financing Activities

      Cash used in financing activities $0.3 million for the three months ended March 31, 2007 was primarily attributable to distributions to stockholders. Cash provided by financing activities of $140.1 million for the period ended December 31, 2006 was primarily attributable to

      o $70.0 million of proceeds from the sale of Preferred Stock, which was used to repay the Acquisition Mortgage Loan held by Franklin Street and for syndication fees of $5.8 million paid to FSP Investments LLC in consideration of its efforts to identify potential accredited investors and subsequently complete the sale of Preferred Stock to them.

      o $76.2 million of proceeds from the Permanent Mortgage Loan, which was used for financing costs of approximately $0.3 million related to the Permanent Mortgage Loan and the remainder was used to repay the Acquisition Mortgage Loan held by Franklin Street.

      Sources and Uses of Funds

      Our principal demands on liquidity are cash for operations, interest on debt payments and distributions to equity holders. As of March 31, 2007 and December 31, 2006, we had approximately $1.1 million and $0.4 million in accrued liabilities, respectively, and $76.2 million in long-term debt. In the near term, liquidity is generated by cash from operations.

      Cash held in escrow

      We also have cash held in escrow of $1.3 million and $0.7 million as of March 31, 2007 and December 31, 2006, respectively. We are required under our loan documents to make monthly deposits into a pledge account for real estate taxes, which is used to make periodic payments of those taxes. Increases and decreases to the cash held in escrow are a result of the timing of monthly deposits and payment of periodic real estate tax assessments.

      Contingencies

      We may be subject to various legal proceedings and claims that arise in the ordinary course of our business.

      Related Party Transactions

      We have in the past engaged in and currently engage in transactions with a related party, Franklin Street and its subsidiaries FSP Investments LLC and FSP Property Management LLC (collectively, "FSP"). We expect to continue to have related party transactions with FSP in the form of management fees paid to FSP to manage the Company on behalf of our stockholders. FSP Property Management LLC currently provides the Company with asset management and financial reporting services. The asset management agreement between the Company and FSP Property Management LLC requires the Company to pay FSP Property Management LLC a monthly fee equal to one percent (1%) of the gross revenues of the Property. The asset management agreement between the Company and FSP Property Management LLC may be terminated by either party without cause at any time, upon at least thirty (30) days written notice, effective at the end of the notice period. For the three months ended March 31, 2007 management fees paid were $34,000. For the period ended December 31, 2006, management fees paid were $20,000.

      Franklin Street is the sole holder of the Company's one share of Common Stock that is issued and outstanding. Subsequent to the completion of the placement of the Preferred Stock in January 2007, Franklin Street was not and is not currently entitled to share in any earnings nor any related dividend of the Company.

      The following is a summary of related party transactions that occurred during the three months ended March 31, 2007 and the period ended December 31, 2006:

      The related party transactions described below are not expected to significantly affect the Company's results of operations, financial position, or liquidity for fiscal year 2007 or future periods.

      o The Company paid acquisition fees of $125 and $349,875 for the three months ended March 31, 2007 and for the period ended December 31, 2006, respectively, and paid other costs of acquisition of $514,000 to FSP for the period ended December 31, 2006. Such fees were included in the cost of the real estate. The Company also paid organizational costs of $25,000 to FSP in 2006, which were expensed when incurred. Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on January 9, 2007, no acquisition fees will be paid to FSP.

      o The Company paid syndication fees consisting of $2,000 and $5,598,000 for selling commissions for the three months ended March 31, 2007 and the period ended December 31, 2006, respectively, and $186,000 for other expenses for the period ended December 31, 2006 to FSP for services related to syndication of the Company's Preferred Stock, which were for its efforts to identify potential accredited investors and subsequently complete the sale of Preferred Stock to them. Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on January 9, 2007, no syndication fees will be paid to FSP unless the Company issues some of its 840 additional authorized shares of Preferred Stock.

      o During 2006, the Company borrowed and has subsequently repaid a note evidencing and securing the Acquisition Mortgage Loan payable to FSP with an original principal amount of $127,000,000 and interest equal to the rate paid by FSP on its line of credit. During 2006 the Company repaid the entire principal of the Acquisition Mortgage Loan with the final payment being made on December 26, 2006. Interest paid to FSP was $937,000 in 2006. The average interest rate during the time the Acquisition Mortgage Loan was outstanding was 6.70%. No interest payments will be paid to FSP in 2007 because the Acquisition Mortgage Loan was repaid in 2006.

      o The Company paid commitment fees of $2,000 and $4,024,000 for the three months ended March 31, 2007 and for the period ended December 31, 2006, respectively, to FSP for obtaining the Acquisition Mortgage Loan on the Property. Such amounts are included in interest expense in the financial statements. Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on January 9, 2007 no commitment fees will be paid to FSP.

      o The Company made distributions to the holder of its common share of $25,000 in 2006, relating to earnings of the Company prior to the completion of the offering of Preferred Stock. No distributions will be paid to FSP in 2007 and FSP was not and is not currently entitled to share in earnings or any related dividend of the Company.

      Rental Income Commitments

      Our commercial real estate operations consist of the leasing of the Property. Approximate future minimum rental income under non-cancelable operating leases as of December 31, 2006 is as follows:

          Year Ending                      Amount
          December 31,                 (in thousands)
          ------------                 --------------
            2007                         $ 8,857
            2008                           8,829
            2009                           8,616
            2010                           7,830
            2011                           7,433
         Thereafter                       19,046
                                         -------

                                         $60,611
                                         =======

Contractual Obligations and Off-Balance Sheet Arrangements

      The following table sets forth our contractual obligations as of December 31, 2006.

------------------------------------------------------------------------------------------------------------
                                                      Payment due by period
                                                        (in thousands)
  Contractual    -------------------------------------------------------------------------------------------
  Obligations         Total       2007        2008         2009        2010        2011     After 2011
------------------------------------------------------------------------------------------------------------
Loan payable          $ --         $ --        $ --         $ --        $ --        $ --     $76,200
------------------------------------------------------------------------------------------------------------
Total                 $ --         $ --        $ --         $ --        $ --        $ --     $76,200
------------------------------------------------------------------------------------------------------------

      As of March 31, 2007 and December 31, 2006, the indebtedness described in the table above required no principal amortization and a balloon payment of $76.2 million on January 1, 2012. It is likely that we will not have sufficient funds on hand to repay the principal balance at maturity. Our board of directors has not yet determined whether to refinance or sell the Property in connection with the maturity of the Permanent Mortgage Loan. We currently expect that we may sell the Property and repay the obligation with proceeds or refinance through additional borrowings, which may or may not include the use of our Revolving Line of Credit. We may also refinance this debt through the sale of up to 840 Preferred Shares, and we expect that any such issuance would be in an offering exempt from registration under the Securities Act. Because we cannot predict the state of the capital markets in 2012, we cannot predict how we will retire the Permanent Mortgage Loan.

Loan payable

      The Property is subject to the Permanent Mortgage Loan with Bank of America, N.A. The Permanent Mortgage Loan closed and funded on December 21, 2006 and is secured by, among other items, a first mortgage lien on the Property. The principal amount of the Permanent Mortgage Loan is $76,200,000 and interest is fixed at 5.287% per annum. The Permanent Mortgage Loan matures on January 1, 2012. The Company is obligated to make monthly payments of interest only until the maturity date, at which time the principal amount of the Permanent Mortgage Loan, together with any accrued but unpaid interest, is due and payable in full. Prior to January 1, 2008, the Company is not permitted to prepay the Permanent Mortgage Loan. From and after January 1, 2008, the Company may prepay (in full but not in part) the Permanent Mortgage Loan. After providing sufficient notice, the greater of 1% of the principal balance outstanding or the product of a yield maintenance calculation is payable to Bank of America, N.A. The yield maintenance formula represents the difference between the interest rate on the Permanent Mortgage Loan and that of a comparable U.S. Treasury Security of similar maturity. Additionally, the Company may prepay (in full but not in part) the Permanent Mortgage Loan without penalty at any time during the final six months of the Permanent Mortgage Loan. The Permanent Mortgage Loan is nonrecourse to the Company.

      The documentation evidencing and securing the Permanent Mortgage Loan, which we refer to as the Loan Agreement, includes restrictions on property liens and requires compliance with various financial covenants. Financial covenants include the requirement that the Company deposit all rents or other revenue from the Property to a lockbox account with the lender, which so long as there is no default, is immediately available to us, and to provide the lender with periodic reporting. The Loan Agreement also includes restrictions on the Company's ability to incur additional debt without consent of the lender. The Company was in compliance with the Permanent Mortgage Loan covenants as of March 31, 2007 and December 31, 2006.

      The Company is not party to any off-balance sheet arrangements other than property management commitments. The Company is a party to a management agreement with Ryan, an unaffiliated third party management company that is a tenant of the Property, to provide property management services, and is party to an asset management agreement with an affiliate, FSP Property Management LLC, to provide asset management and financial reporting services. The management agreement between the Company and Ryan requires the Company to pay Ryan a monthly fee equal to three percent (3%) of the net operating receipts collected in the preceding month. The management agreement between the Company and Ryan has an initial term that expires on December 31, 2012 and, unless terminated at that time, automatically renews month-to-month thereafter. The management agreement with Ryan may be terminated by the Company for cause at any time. The agreement with FSP Property Management LLC may be terminated by either party without cause at any time, upon at least thirty (30) days written notice. The asset management agreement between the Company and FSP Property Management LLC requires the Company to pay FSP Property Management LLC a monthly fee equal to one percent (1%) of the gross revenues of the Property.

Quantitative and Qualitative Disclosure about Market Risk

      Market risk is the exposure to loss resulting from adverse changes in market prices, interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we are exposed is interest rate risk, which is sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control. Our current debt obligation matures in January 2012 and has fixed rate interest. Upon maturity, our future income, cash flows and fair values relevant to financial instruments will be dependent upon prevalent market interest rates.

      The following table presents as of March 31, 2007 our contractual fixed rate debt obligation, which matures January 1, 2012:

------------------------------------------------------------------------------------------------------------
                                                      Payment due by period
                                                        (in thousands)
                 -------------------------------------------------------------------------------------------
                      Total       2007        2008         2009        2010        2011     After 2011
------------------------------------------------------------------------------------------------------------
Loan payable          $ --         $ --        $ --         $ --        $ --        $ --     $76,200
------------------------------------------------------------------------------------------------------------
Total                 $ --         $ --        $ --         $ --        $ --        $ --     $76,200
------------------------------------------------------------------------------------------------------------

      If market rates of our debt outstanding at maturity increased by 10%, or approximately 53 basis points, over the current fixed rate, the increase in interest expense would decrease future earnings and cash flows by $0.4 million annually. We do not believe that the interest rate risk represented by our fixed rate debt is material as of March 31, 2007 or December 31, 2006.

      We were not a party to any derivative financial instruments at or during the three months ended March 31, 2007 or the period ended December 31, 2006.

Material U.S. Federal Income Tax Considerations

      The following is a general summary of the material United States federal income tax considerations associated with an investment in shares of Preferred Stock. The following summary is not exhaustive of all possible tax considerations and is not tax advice. Moreover, the summary contained herein does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors subject to special treatment under the federal income tax laws, including insurance companies, tax-exempt organizations (except to the extent discussed under the heading "Taxation of Tax-Exempt Investors"), financial institutions, broker-dealers, and foreign corporations and persons who are not citizens or residents of the United States (except to the extent discussed under the heading "Taxation of Non-U.S. Investors").

EACH PROSPECTIVE INVESTOR IN THE COMPANY IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AS WELL AS POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

Introduction

      The Company intends to make the election specified in Section 856(c) of the Internal Revenue Code of 1986, as amended (the "Code"), to be a REIT under the Code, effective commencing with its taxable year ended December 31, 2006. Although the Company believes that it is organized and will operate in a manner necessary to satisfy the requirements for taxation as a REIT under the Code, many of which are discussed below, no assurances can be given that the Company will be able to so operate for all periods.

      The sections of the Code and Treasury Regulations applicable to qualification and operation as a REIT are highly technical and complex. The statements in this summary are based upon, and qualified in their entirety by, provisions of the Code, existing, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, administrative rulings and practices of the Internal Revenue Service and judicial decisions, all as in effect on the date of this Registration Statement on Form 10. No assurances can be given that future legislative, administrative, or judicial actions or decisions, which may be retroactive in effect, will not affect the accuracy of any of the statements in this Registration Statement on Form 10.

Taxation of the Company

      General. If the Company qualifies as a REIT, it generally will not be subject to federal corporate income taxes on its net income to the extent that the income is currently distributed to stockholders. The benefit of this tax treatment is that it substantially eliminates the "double taxation" resulting from the taxation at both the corporate and stockholder levels that generally results from owning stock in a corporation. Accordingly, income generated by the Company generally will be subject to taxation solely at the stockholder level upon distribution from the Company. The Company will, however, be required to pay certain federal income taxes, including in the following circumstances:

      o The Company will be subject to federal income tax at regular corporate rates on taxable income, including net capital gain, that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which such income is earned.

      o The Company will be subject to the "alternative minimum tax" with respect to its undistributed alternative minimum taxable income.

      o The Company will be subject to a 100% tax on net income from certain sales or other dispositions of property that it holds primarily for sale to customers in the ordinary course of business ("prohibited transactions").

      o If the Company fails to satisfy the 75% gross income test or the 95% gross income test, both described below, but nevertheless qualifies as a REIT, the Company will be subject to a 100% tax on an amount equal to (i) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test multiplied by (ii) a fraction intended to reflect the Company's profitability.

      o If the Company fails to satisfy the securities asset test, described below, and such failure exceeds a de minimis threshold, then the Company must dispose of the non-qualifying securities and will be subject to a tax equal to the greater of $50,000 and the highest corporate tax rate multiplied by the income generated by the non-qualifying securities for the period beginning with the first date of the failure and ending on the date that the Company disposed of the securities.

      o If the Company fails to distribute during the calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company will pay a 4% excise tax on the excess of such required distribution over the amount actually distributed to stockholders.

      o The Company may elect to retain and pay income tax on some or all of its long-term capital gain, as described below.

      o If the Company fails to satisfy one or more of the other requirements for REIT qualification for reasonable cause and not due to willful neglect, then in order to avoid disqualification as a REIT, the Company would be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification as a REIT

      Introduction. In order to qualify as a REIT for federal income tax purposes, the Company must elect to be so treated and must satisfy certain statutory tests relating to, among other things, (i) the sources of its income,
(ii) the nature of its assets, (iii) the amount of its distributions and (iv) the ownership of stock in the Company.

      Income Tests. The Company must satisfy annually two tests regarding the sources of its gross income in order to maintain its REIT status. First, at least 75% of the Company's gross income, excluding gross income from certain "dealer" sales, for each taxable year generally must consist of defined types of income that the Company derives, directly or indirectly, from investments relating to real property, mortgages on real property or temporary investment income (the "75% gross income test"). Qualifying income for purposes of the 75% gross income test generally includes:

      o     "rents from real property" (as defined below);

      o interest from debt secured by mortgages on real property or on interests in real property;

      o dividends or other distributions on, and gain from the sale of, shares in other REITs;

      o gain from the sale or other disposition of real property or mortgages on real property; and

      o certain investment income attributable to temporary investment of capital raised by the Company.

      Second, at least 95% of the Company's gross income, excluding gross income from certain "dealer" sales, for each taxable year generally must consist of income that is qualifying income for purposes of the 75% gross income test, as well as dividends, other types of interest and gain from the sale or disposition of stock or securities (the "95% gross income test").

      Rents from Real Property. Rent that the Company receives from real property that it owns and leases to tenants will qualify as "rents from real property" if the following conditions are satisfied:

      o First, the rent must not be based, in whole or in part, on the income or profits of any person. An amount will not fail to qualify as rent from real property solely by reason of being based on a fixed percentage (or percentages) of sales and receipts.

      o Second, the Company may not own, actually or constructively, 10% or more of the tenant from which the Company collects the rent.

      o Third, all of the rent received under a lease will not qualify as rents from real property unless the rent attributable to the personal property leased in connection with the real property constitutes no more than 15% of the total rent received under the lease.

      o Finally, the Company generally must not operate or manage its real property or furnish or render services to its tenants, other than through an "independent contractor" who is adequately compensated and from whom the Company does not derive revenue. The Company may provide services directly, however, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered "primarily for the occupant's convenience." In addition, the Company may render, other than through an independent contractor, a de minimis amount of "non-customary" services to the tenants of a property as long as the Company's income from such services does not exceed 1% of its gross income from the property.

      Although no assurances can be given that either of the income tests will be satisfied in any given year, the Company anticipates that its operations will allow it to meet each of the 75% gross income test and the 95% gross income test. Such belief is premised in large part on the Company's expectation that substantially all of the amounts received by the Company with respect to the Property will qualify as "rents from real property." Holders of shares of Preferred Stock should be aware, however, that there are a variety of circumstances, as described above, in which rents received from a tenant will not be treated as rents from real property.

      Failure to Satisfy Income Tests. If the Company fails to satisfy either or both of the 75% or 95% gross income tests, the Company may nevertheless qualify as a REIT for that year if it is eligible for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

      o following the Company's identification of the failure to meet the gross income test for any taxable year, a description of each item of its gross income included in the 75% and 95% gross income tests is set forth in a schedule for such taxable year filed in accordance with regulations to be prescribed by the Treasury Secretary; and

      o the Company's failure to meet the gross income test was due to reasonable cause and not due to willful neglect.

      It is not possible to state whether the Company would be entitled to the benefit of the above relief provisions in a particular circumstance that might arise in the future. Furthermore, as discussed above under the heading "Taxation of the Company - General," even if the relief provisions apply, the Company would incur a 100% tax on the gross income attributable to the greater of the amounts by which it fails the 75% and 95% gross income tests, multiplied by a fraction that reflects the Company's profitability.

      Asset Tests. The Company also must satisfy the following three tests relating to the nature of its assets at the close of each quarter of its taxable year.

      o First, at least 75% of the value of the Company's total assets must consist of cash or cash items, including receivables, government securities, "real estate assets," or qualifying temporary investments (the "75% asset test");

      o Second, no more than 25% of the Company's total assets may be represented by securities other than those that are qualifying assets for purposes of the 75% asset test or of certain entities that qualify as "taxable REIT subsidiaries" (the "25% asset test"); and

      o Third, of the investments included in the 25% asset test, the value of any one issuer's securities that the Company owns may not exceed 5% of the value of the Company's total assets, and the Company may not own 10% or more of the total combined voting power or 10% or more of the total value of the securities of any issuer, unless such issuer and the REIT make an election to treat the issuer as a "taxable REIT subsidiary" or the issuer is a "disregarded entity" for federal income tax purposes or is itself a REIT (the "securities asset test").

      The Company intends to operate so that it will not acquire any assets that would cause it to violate any of the asset tests. If, however, the Company should fail to satisfy any of the asset tests at the end of a calendar quarter, it would not lose its REIT status if (i) the Company satisfied the asset tests at the end of the close of the preceding calendar quarter, and (ii) the discrepancy between the value of the Company's assets and the asset test requirements arose from changes in the market values of the Company's assets and was not wholly or partly caused by the acquisition of one or more nonqualifying assets. If the Company did not satisfy the condition described in clause (ii) of the preceding sentence, it could still avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

      The Company may also be able to avoid disqualification as a REIT as a result of a failure of the securities asset test if:

      o such failure is due to the ownership of assets the total value of which does not exceed the lesser of $10 million and 1% of the total value of the Company's assets at the end of the quarter (the "de minimis threshold") and the Company disposes of the assets in order to satisfy the securities asset test within 6 months after the last day of the quarter in which the Company identified the failure or such other time period prescribed by the Treasury Secretary and in the manner prescribed by the Treasury Secretary; or

      o in the case of a failure that involves the ownership of assets the total value of which exceeds the de minimis threshold, (i) the Company prepares a schedule that sets forth each asset that causes it to fail the securities asset test and files such schedule in accordance with regulations to be prescribed by the Treasury Secretary, (ii) the failure to satisfy the securities asset test is due to reasonable cause and is not due to willful neglect, and (iii) the Company pays a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying asset for the period beginning on the first date of the failure and ending on the date that the Company disposed of the asset.

      Distribution Requirements. Each taxable year, the Company must distribute dividends to its stockholders in an amount at least equal to:

      o 90% of the Company's "REIT taxable income," computed without regard to the dividends-paid deduction and the Company's net capital gain or loss, and

      o     certain items of noncash income.

      The Company must make such distributions in the taxable year to which they relate, or in the following taxable year if the Company declares the distribution before it timely files its federal income tax return for such year and pays the distribution on or before the first regular distribution date after such declaration. Further, if the Company fails to meet the 90% distribution requirement as a result of an adjustment to its tax returns by the Internal Revenue Service, the Company may, if the deficiency is not due to fraud with intent to evade tax or a willful failure to file a timely tax return, and if certain other conditions are met, retroactively cure the failure by paying a deficiency dividend (plus interest) to its stockholders.

      The Company will be subject to federal income tax on its taxable income, including net capital gain, that it does not distribute to its stockholders. Furthermore, if the Company fails to distribute during a calendar year, or, in the case of distributions with declaration and record dates falling within the last three months of the calendar year, by the end of the January following such calendar year, at least the sum of:

      o     85% of the Company's REIT ordinary income for such year;

      o     95% of the Company's REIT capital gain income for such year; and

      o any of the Company's undistributed taxable income from prior periods,

the Company will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amount actually distributed. If the Company elects to retain and pay income tax on the net capital gain that it receives in a taxable year, the Company will be deemed to have distributed any such amount for the purposes of the 4% excise tax described in the preceding sentence.

      The Company intends to make distributions to its holders of shares of Preferred Stock in a manner that will allow it to satisfy the distribution requirements described above. It is possible that, from time to time, the Company's pre-distribution taxable income may exceed its cash flow and the Company may have difficulty satisfying the distribution requirements. The Company intends to monitor closely the relationship between its pre-distribution taxable income and its cash flow and intends to borrow funds or liquidate assets in order to overcome any cash flow shortfalls if necessary to satisfy the distribution requirements imposed by the Code. It is possible, although unlikely, that the Company may decide to terminate its REIT status as a result of any such cash shortfall. Such a termination would have adverse consequences to the stockholders. See "Taxation of the Company - General" above.

      Recordkeeping Requirements. The Company must maintain records of information specified in applicable Treasury Regulations in order to maintain its qualification as a REIT. In addition, in order to avoid monetary penalties, the Company must request on an annual basis certain information from its stockholders designed to disclose the actual ownership of the Company's outstanding stock. The Company intends to comply with these recordkeeping requirements.

      Ownership Requirements. For the Company to qualify as a REIT, shares of Preferred Stock of the Company must be held by a minimum of 100 persons for at least 335 days in each taxable year after the Company's first taxable year. Further, at no time during the second half of any taxable year after the Company's first taxable year may more than 50% of the shares of Preferred Stock of the Company be owned, actually or constructively, by five or fewer "individuals" (which term is defined for this purpose to include certain tax-exempt entities including pension trusts). The Company's charter contains ownership and transfer restrictions designed to prevent violation of these requirements. The provisions of the Company's charter restricting the ownership and transfer of Preferred Stock are described in "Item 11. Description of Registrant's Securities to be Registered."

      Failure to Qualify. If the Company failed to satisfy all of the above requirements for any taxable year and no relief provisions in effect for such years applied, then the Company could nevertheless qualify as a REIT if:

      o such failures are due to reasonable cause and not due to willful neglect, and

      o the Company pays (in the manner prescribed by the Treasury Secretary in regulations) a penalty of $50,000 for each such failure.

      It is not possible to state whether the Company would be entitled to the benefit of the relief provisions in a particular circumstance. If such relief is not available, the Company would fail to qualify as a REIT.

      If the Company does fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. In calculating the Company's taxable income in a year in which it did not qualify as a REIT, the Company would not be able to deduct amounts paid out to its stockholders. In fact, the Company would not be required to distribute any amounts to its stockholders in such taxable year. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to stockholders would be characterized as dividends and would be taxable as ordinary income. Non-corporate stockholders, however, could qualify for a lower maximum tax rate on such dividends in most circumstances. In addition, subject to certain limitations under the Code, corporate stockholders might be eligible for the dividends-received deduction. Unless the Company qualified for relief under specific statutory provisions, the Company would be disqualified from taxation as a REIT for the four taxable years following the year in which it ceased to qualify as a REIT. The Company cannot predict whether, in all circumstances, it would qualify for such statutory relief.

Taxation of Taxable U.S. Investors

      As used herein, the term "Taxable U.S. Investor" means a holder of shares of Preferred Stock that, for United States federal income tax purposes, is:

      o     a citizen or resident of the United States;

      o a corporation, partnership, limited liability company or other entity treated as a corporation or partnership for U.S. federal income tax purposes that was created or organized in or under the laws of the United States or of any State thereof or in the District of Columbia unless, in the case of a partnership or limited liability company, Treasury regulations provide otherwise;

      o an estate the income of which is includible in gross income for United States federal income tax purposes regardless of such estate's connection with the conduct of a trade or business within the United States;

      o any trust with respect to which (i) a United States court is able to exercise primary supervision over the administration of such trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

      For any taxable year in which the Company qualifies as a REIT, amounts distributed to Taxable U.S. Investors will be taxed as follows.

      Distributions Generally. Distributions made to the Company's Taxable U.S. Investors out of current or accumulated earnings and profits (and not designated as a capital gain dividend) will be taken into account by such investor as ordinary income and will not, in the case of a corporate investor, be eligible for the dividends-received deduction. In addition, such dividends will not qualify for the lower maximum tax rate applicable to dividends received by non-corporate taxpayers except to the extent they were attributable to income previously taxed to the Company. To the extent that the Company makes a distribution with respect to shares of Preferred Stock that is in excess of its current or accumulated earnings and profits, the distribution will be treated by a Taxable U.S. Investor first as a tax-free return of capital, reducing the investor's tax basis in the shares of Preferred Stock, and any portion of the distribution in excess of the investor's tax basis in the shares of Preferred Stock will then be treated as gain from the sale of such shares of Preferred Stock.

      Dividends declared by the Company in October, November, or December of any year payable to an investor of record on a specified date in any such month shall be treated as both paid by the Company and received by such investor on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Taxable U.S. Investors may not include on their federal income tax returns any of the Company's tax losses.

      Capital Gain Dividends. Dividends to Taxable U.S. Investors that properly are designated by the Company as capital gain dividends will be treated by such investors as long-term capital gain, to the extent that such dividends do not exceed the Company's actual net capital gain, without regard to the period for which the investors have held the shares of Preferred Stock. Taxable U.S. Investors that are corporations may be required, however, to treat up to 20% of particular capital gain dividends as ordinary income. Capital gain dividends, like regular dividends from a REIT, are not eligible for the dividends received deduction for corporations.

      For investors who are taxable at the rates applicable to individuals, the Company will classify portions of any capital gain dividend as either (i) a "regular" capital gain dividend taxable to the investor at a maximum rate of 15% (subject to applicable sunset provisions) or (ii) an "unrecaptured Section 1250 gain" dividend taxable to the investor at a maximum rate of 25%.

      Retained Capital Gains. The Company may elect to retain, rather than distribute, its net long-term capital gain received during the tax year. If the Company so elects, it will be required to pay tax on the retained amounts. To the extent designated in a notice from the Company to its stockholders, Taxable U.S. Investors will be required to include their respective proportionate shares of the retained net long-term capital gain in their income for the tax year but will be permitted a credit or refund, as the case may be, for their respective shares of any tax paid on such gains by the Company. In addition, each Taxable U.S. Investor will be entitled to increase the tax basis in his or her shares of Preferred Stock by an amount equal to the amount of net long-term capital gain the investor was required to include in income reduced by the amount of any tax paid by the Company for which the investor was entitled to receive a credit or refund.

      Passive Activity Loss and Investment Interest Limitations. Distributions, including deemed distributions of undistributed net long-term capital gain, from the Company and gain from the disposition of shares of Preferred Stock will not be treated as passive activity income, and, therefore, Taxable U.S. Investors may not be able to apply any passive activity losses against such income. Distributions from the Company, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of the investment income limitation on deductibility of investment interest. However, dividends attributable to income that was subject to tax at the Company level as well as net capital gain from the disposition of shares of Preferred Stock or capital gain dividends, including deemed distributions of undistributed net long-term capital gains, generally will be excluded from investment income.

      Sale of shares of Preferred Stock. Upon the sale of shares of Preferred Stock, a Taxable U.S. Investor generally will recognize gain or loss equal to the difference between the amount realized on such sale and the holder's tax basis in the shares of Preferred Stock sold. To the extent that the shares of Preferred Stock are held as capital assets by the Taxable U.S. Investor, the gain or loss will be a long-term capital gain or loss if the shares of Preferred Stock have been held for more than a year, and will be a short-term capital gain or loss if the shares of Preferred Stock have been held for a shorter period. In general, however, any loss upon a sale of the shares of Preferred Stock by a Taxable U.S. Investor who has held such shares of Preferred Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent that distributions from the Company were required to be treated as long-term capital gain by that holder.

Taxation of Tax-Exempt Investors

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts (collectively, "Exempt Organizations"), generally are exempt from federal income taxation. Exempt Organizations are subject to tax, however, on their unrelated business taxable income ("UBTI"). UBTI is defined as the gross income derived by an Exempt Organization from an unrelated trade or business, less the deductions directly connected with that trade or business, subject to certain exceptions. While many investments in real estate generate UBTI, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of shares of Preferred Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules.

      In addition, in certain circumstances, a pension trust that owns more than 10% of the stock of the Company will be required to treat a percentage of the dividends paid by the Company as UBTI based upon the percentage of the Company's income that would constitute UBTI to the investor if received directly by such investor. This rule applies to a pension trust holding more than 10% (by value) of the shares of Preferred Stock only if (i) the percentage of the income from the Company that is UBTI (determined as if the Company were a pension trust) is at least 5% and (ii) the Company is treated as a "pension-held REIT." The Company does not expect to receive significant amounts of income that would be considered UBTI if received directly by a pension trust and does not expect to qualify as a "pension-held REIT."

Taxation of Non-U.S. Investors

      General. The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, foreign trusts and certain other foreign stockholders (collectively, "Non-U.S. Investors") are complex and no attempt is made herein to provide more than a general summary of such rules. This discussion does not consider the tax rules applicable to all Non-U.S. Investors and, in particular, does not consider the special rules applicable to U.S. branches of foreign banks or insurance companies or certain intermediaries. PROSPECTIVE NON-U.S. INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS WITH REGARD TO AN INVESTMENT IN THE SHARES OF PREFERRED STOCK, INCLUDING ANY REPORTING AND WITHHOLDING REQUIREMENTS.

Ordinary Dividends

      General. Distributions to Non-U.S. Investors that are not attributable to gain from sales or exchanges by the Company of United States real property interests and are not designated by the Company as capital gain dividends (or deemed distributions of retained capital gains) will be treated as ordinary dividends to the extent that they are made out of current or accumulated earnings and profits of the Company. Any portion of a distribution in excess of current and accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Investor to the extent that such distribution does not exceed the adjusted basis of the investor in the shares of Preferred Stock, but rather will reduce the adjusted basis of such shares of Preferred Stock. To the extent that the portion of the distribution in excess of current and accumulated earnings and profits exceeds the adjusted basis of a Non-U.S. Investor for the shares of Preferred Stock, such excess generally will be treated as gain from the sale or disposition of the shares of Preferred Stock and will be taxed as described below.

      Withholding. Dividends paid to Non-U.S. Investors may be subject to U.S. withholding tax. If an income tax treaty does not apply and the Non-U.S. Investor's investment in shares of Preferred Stock is not effectively connected with a trade or business conducted by the Non-U.S. Investor in the United States (or if a tax treaty does apply and the investment in shares of Preferred Stock is not attributable to a United States permanent establishment maintained by the Non-U.S. Investor), ordinary dividends (i.e., distributions out of current and accumulated earnings and profits) will be subject to a U.S. withholding tax at a 30% rate, or, if an income tax treaty applies, at a lower treaty rate. Because the Company generally cannot determine at the time that a distribution is made whether or not such a distribution will be in excess of earnings and profits, the Company intends to withhold on the gross amount of each distribution at the 30% rate (or lower treaty rate) (other than distributions subject to the 35% FIRPTA withholding rules described below). To receive a reduced treaty rate, a Non-U.S. Investor must furnish the Company or its paying agent with a duly completed Form W-8BEN (or authorized substitute form) certifying such holder's qualification for the reduced rate. Generally, a Non-U.S. Investor will be entitled to a refund from the Internal Revenue Service to the extent the amount withheld by the Company from a distribution exceeds the amount of United States tax owed by such investor.

      In the case of a Non-U.S. Investor that is a partnership or a trust, the withholding rules for a distribution to such a partnership or trust will be dependent on numerous factors, including (1) the classification of the type of partnership or trust, (2) the status of the partner or beneficiary, and (3) the activities of the partnership or trust. Non-U.S. Investors that are partnerships or trusts are urged to consult their tax advisors regarding the withholding rules applicable to them based on their particular circumstances.

      If an income tax treaty does not apply, ordinary dividends that are effectively connected with the conduct of a trade or business within the U.S. by a Non-U.S. Investor (and, if a tax treaty applies, ordinary dividends that are attributable to a United States permanent establishment maintained by the Non-U.S. Investor) are exempt from U.S. withholding tax. In order to claim such exemption, a Non-U.S. Investor must provide the Company or its paying agent with a duly completed Form W-8ECI (or authorized substitute form) certifying such holder's exemption. However, ordinary dividends exempt from U.S. withholding tax because they are effectively connected or are attributable to a United States permanent establishment maintained by the Non-U.S. Investor generally are subject to U.S. federal income tax on a net income basis at regular graduated rates. In addition, in the case of Non-U.S. Investors that are corporations, any effectively connected ordinary dividends or ordinary dividends attributable to a United States permanent establishment maintained by the Non-U.S. Investor may, in certain circumstances, be subject to a branch profits tax at a 30% rate, or at such lower rate as may be provided in an applicable income tax treaty.

Capital Gain Dividends

      General. For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a Non-U.S. Investor under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, except as described below, distributions attributable to gain from sales of United States real property are taxed to a Non-U.S. Investor as if such gain were effectively connected with a United States trade or business. Non-U.S. Investors thus would be taxed at the regular capital gain rates applicable to Taxable U.S. Investors (subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Investor not otherwise entitled to treaty relief or exemption.

      A distribution attributable to gain from sales of United States real property is not treated as effectively connected with a United States trade or business provided that (i) the distribution is received with respect to stock that is publicly traded on an established securities market in the United States and (ii) the non-U.S. shareholder is a nonresident alien or foreign corporation that does not own more than five percent of the stock at any time during the taxable year in which the distribution is received. If these requirements are satisfied, the distribution is treated in the manner described above for ordinary dividends rather than being treated as a capital gain dividend, and the distribution is not subject to the branch profits tax.

      Withholding. Under FIRPTA, the Company is required to withhold 35% (or a lower rate set forth in the regulations) of any distribution to a Non-U.S. shareholder that is designated as a capital gain dividend or which could be designated as a capital gain dividend. Moreover, if the Company designates previously made distributions as capital gain dividends, subsequent distributions (up to the amount of the prior distributions so designated) will be treated as capital gain dividends for purposes of FIRPTA withholding. If a distribution is treated as an ordinary dividend rather than a capital gain dividend, the FIRPTA withholding rules would not apply, however the withholding rules applicable to ordinary dividends, described above, would apply.

      Sale of shares of Preferred Stock. A Non-U.S. Investor generally will not be subject to United States federal income tax under FIRPTA with respect to gain recognized upon a sale of shares of Preferred Stock, provided that the Company is a "domestically-controlled REIT." A domestically-controlled REIT generally is defined as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Although currently it is anticipated that the Company will be a domestically-controlled REIT, and, therefore, that a Non-U.S. Investor's sale of shares of Preferred Stock will not be subject to taxation under FIRPTA, there can be no assurance that the Company will, at all relevant times, be a domestically-controlled REIT. If the gain on the sale of shares of Preferred Stock were subject to taxation under FIRPTA, a Non-U.S. Investor would be subject to the same treatment as Taxable U.S. Investors with respect to such gain (subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, a purchaser of shares of Preferred Stock subject to taxation under FIRPTA generally would be required to deduct and withhold a tax equal to 10% of the amount realized by a Non-U.S. Investor on the disposition. Any amount withheld would be creditable against the Non-U.S. Investor's FIRPTA tax liability.

      Even if gain recognized by a Non-U.S. Investor upon the sale of shares of Preferred Stock is not subject to FIRPTA, such gain generally will be taxable to such investor if:

      o an income tax treaty does not apply and the gain is effectively connected with a trade or business conducted by the Non-U.S. Investor in the United States (or, if an income tax treaty applies and the gain is attributable to a United States permanent establishment maintained by the Non-U.S. Investor), in which case, unless an applicable treaty provides otherwise, a Non-U.S. Investor will be taxed on his or her net gain from the sale at regular graduated U.S. federal income tax rates. In the case of a Non-U.S. Investor that is a corporation, such investor may be subject to an additional branch profits tax at a 30% rate, unless an applicable income tax treaty provides for a lower rate and the investor demonstrates its qualification for such rate; or

      o the Non-U.S. Investor is a nonresident alien individual who holds the shares of Preferred Stock as a capital asset and was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the Non-U.S. Investor will be subject to a 30% tax on capital gains.

      Estate Tax Considerations. The value of shares of Preferred Stock owned, or treated as owned, by a Non-U.S. Investor who is a nonresident alien individual at the time of his or her death will be included in the individual's gross estate for United States federal estate tax purposes, unless otherwise provided in an applicable estate tax treaty.

Information Reporting and Backup Withholding

      The Company is required to report to its stockholders and to the Internal Revenue Service the amount of distributions paid during each tax year, and the amount of tax withheld, if any. These requirements apply even if withholding was not required with respect to payments made to an investor. In the case of Non-U.S. Investors, the information reported may also be made available to the tax authorities of the Non-U.S. Investor's country of residence, if an applicable income tax treaty so provides.

      Backup withholding generally may be imposed at a rate required under the Code on certain payments to investors unless the investor (i) furnishes certain information, or (ii) is otherwise exempt from backup withholding.

      An investor who does not provide the Company with his or her correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. In addition, the Company may be required to withhold a portion of capital gain distributions to any investors who fail to certify their non-foreign status to the Company.

      Investors should consult their own tax advisors regarding their qualification for an exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a distribution to an investor will be allowed as a credit against such holder's United States federal income tax liability and may entitle the investor to a refund, provided that the required information is furnished to the Internal Revenue Service.

      In general, backup withholding and information reporting will not apply to a payment of the proceeds of the sale of shares of Preferred Stock by a Non-U.S. Investor by or through a foreign office of a foreign broker effected outside the United States; provided, however, that foreign brokers having certain connections with the United States may be obligated to comply with the backup withholding and information reporting rules. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of shares of Preferred Stock by foreign offices of certain brokers, including foreign offices of a broker that:

      o     is a United States person;

      o derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States; or

      o is a "controlled foreign corporation" for United States tax purposes.

      Information reporting will not apply in the above cases if the broker has documentary evidence in its records that the holder is a Non-U.S. Investor and certain conditions are met, or the Non-U.S. Investor otherwise establishes an exemption.

      Payment to or through a United States office of a broker of the proceeds of a sale of shares of Preferred Stock is subject to both backup withholding and information reporting unless the investor certifies in the manner required that he or she is a Non-U.S. Investor and satisfies certain other qualifications under penalties of perjury or otherwise establishes an exemption.

State and Local Tax

      The discussion herein concerns only the United States federal income tax treatment likely to be accorded to the Company and its investors. No consideration has been given to the state and local tax treatment of such parties. The state and local tax treatment may not conform to the federal treatment described above. As a result, a prospective investor should consult his or her own tax advisor for an explanation of how an investment in the Company may be affected by state and local tax laws.

Item 3.  Properties

      Set forth below is information regarding the Property as of December 31, 2006:

                                                                Percent
                                Date of        Approx.         Leased as        Number
Property Location              Purchase      Square Feet      of 12/31/06     of Tenants    Name of Major Tenants
-----------------              --------      -----------      -----------     ----------    ---------------------

50 South Tenth Street          11/08/06        485,648            99%             19        Oracle USA (1)
Minneapolis, MN 55403                                                                       Ryan Companies US, Inc.

      (1) Oracle USA leases approximately 242,107 square feet of space (approximately 50% of the Property's rentable space) through March 2014. Oracle USA subleases its space to Target (approximately 215,838 square feet) and the balance (approximately 26,269 square feet) to another tenant.

      The Property was completed in 2001 and is leased to a diverse group of office and retail tenants with staggered lease expirations. The Property is located directly across the street from the world headquarters of Target, is connected to a corporately-owned two-level Target retail store and sits above an approximately 850-stall, three-level underground parking garage that is owned and managed by the City of Minneapolis. The Property also has lower level retail space and is part of a larger development that we refer to as the Project that covers a full city block in Minneapolis, Minnesota. The Project is comprised of our Property, the Target retail store and the parking garage. The three owners of the Project, our Company, Target and the City of Minneapolis, share expenses and responsibilities for maintenance of the Project under the terms of a Reciprocal Easement and Operation Agreement (REOA), which is administered by Ryan. The three owners of the Project also share certain common areas and access to four skyway bridges that connect the Project to other buildings, including Target's world headquarters across the street, and the greater Minneapolis skyway system.

      We acquired the Property on November 8, 2006. In the opinion of our management, the Property is adequately covered by insurance. The Property is currently encumbered by the Permanent Mortgage Loan described above in "Item 1. Business - History." Other than normal tenant improvements or replacements of equipment in the ordinary course of ongoing operations, there are no present plans for the improvement or development of any portion of the Property. Below is certain information with respect to the Property's significant tenants and leases.

Tenants

      The Property has office and retail space, which collectively is approximately 99% occupied. There is approximately 453,902 square feet of rentable office space, which is 100% occupied and approximately 31,746 square feet of rentable retail space, which is 87% occupied. Target and Ryan currently occupy 10% or more of the Property's space. Oracle USA, Inc., which we refer to as Oracle USA, leases approximately 242,107 square feet of space (approximately 50% of the Property's rentable space) through March 2014. Oracle USA subleases its space to Target (approximately 215,838 square feet) and the balance (approximately 26,269 square feet) to another tenant. Oracle USA is a subsidiary of Oracle Corporation (NASDAQ: ORCL), which we refer to as Oracle. Ryan leases approximately 86,381 square feet through July 2015 and approximately 1,949 square feet through January 2008. Target directly leases approximately 43,506 square feet through June 2015 and approximately 1,024 square feet through October 2011. Including subleased space, Target occupies approximately 54% of the Property's rentable space. Ryan occupies approximately 18% of the Property's rentable space. None of the Property's additional office and retail tenants or subtenants currently occupies 10% or more of the Property's space.

Leases

      Tenant leases at the Property are generally structured so that each tenant pays a base rent amount for its premises and also pays a portion of the Property's operating costs as additional rent. The tenant's portion of the Property's operating costs is calculated by taking the square footage of the tenant's premises and dividing it by the total square footage of the Property. Operating costs include, but are not limited to, costs associated with maintenance, repairs, real estate taxes, insurance, utilities and management fees. In our capacity as the landlord, we are generally obligated, at our expense, to maintain and replace, if necessary, major building systems and structural components of the Property, including exterior walls, roof and slab. Abstract of material leases are noted below:

      Oracle USA

      Oracle USA leases approximately 242,107 square feet of rentable space (approximately 50% of the Property's space). The lease expires on March 31, 2014 and contains two five-year extension options with base rent equal to the greater of (i) $18.50 per rentable square foot or (ii) the market rent for such extension term. In order to exercise either extension option, Oracle USA must provide the Company with not less than nine months prior written notice. The lease with Oracle USA also contains a continuing right of first refusal in favor of Oracle USA on all other rental space at the Property. Oracle USA's lease does not contain any other rights of first offer, purchase, expansion or termination at the Property.

      Ryan

      Ryan leases a total of approximately 88,330 rentable square feet (approximately 18% of the Property's space) under two leases. One of the leases covers approximately 86,381 rentable square feet and expires on July 31, 2015. The other lease covers approximately 1,949 rentable square feet and expires on January 31, 2008. The larger lease contains an expansion option in favor of Ryan that permits Ryan to expand into approximately 7,075 square feet of rentable space on the fourth floor of the Property with base rent equal to market rent. In order to exercise the expansion option, Ryan must notify the Company in writing on or before June 30, 2009. The larger lease also contains a termination right in favor of Ryan that permits Ryan to terminate the larger lease effective either (i) as of December 31, 2011 or (ii) on the last day of any month after December 31, 2011. In order to exercise the termination right, Ryan must provide the Company with written notice of its intention to terminate not less than three months prior to the intended termination date. Ryan's lease does not contain any other rights of first offer, purchase, expansion or termination at the Property.

Additional Operating Data

         Additional information regarding the amount of the Property's annual realty taxes and insurance can be found in the Statement of Operations that is included with this Form 10. Additional information regarding the Property's Federal tax basis, rate, method and life claimed for purposes of depreciation can be found in Notes 2 and 4 of the Notes to Financial Statements that are included with this Form 10.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         The following tables set forth the beneficial ownership of the Company's Common Stock and Preferred Stock as of May 18, 2007 by each holder who beneficially owns more than five percent of the Company's Common Stock or Preferred Stock, director, by each of the Company's executive officers and by all current directors and executive officers as a group. To the Company's knowledge, no person or group, other than as set forth below, beneficially owns more than five percent of the Company's Common Stock or Preferred Stock.

Common Stock                                             Number of Shares     Percentage of
                                                           Beneficially        Outstanding
Name of Holder                                                 Owned          Common Stock
--------------------------------------------------------------------------------------------

Franklin Street Properties Corp. (1)                           1                  100%

George J. Carter(2)                                            -                   0%

Barbara J. Fournier(2)                                         -                   0%

R. Scott MacPhee(2)                                            -                   0%

William W. Gribbell(2)                                         -                   0%

Janet P. Notopoulos(2)                                         -                   0%

Jeffrey B. Carter(2)                                           -                   0%
                                                         ----------------    ---------------

All Directors and Executive Officers as a Group
(consisting of 6 persons)(2)                                   -                   0%
                                                         ================    ===============

Preferred Stock                                          Number of Shares     Percentage of
                                                           Beneficially        Outstanding
Name of Holder                                                 Owned         Preferred Stock
--------------------------------------------------------------------------------------------

George J. Carter(2)                                           -                    0%

Barbara J. Fournier(2)                                        -                    0%

R. Scott MacPhee(2)                                           -                    0%

William W. Gribbell(2)                                        -                    0%

Janet P. Notopoulos(2)                                        -                    0%

Jeffrey B. Carter(2)                                          -                    0%
                                                         ----------------    ---------------

All Directors and Executive Officers as a Group
(consisting of 6 persons)                                     -                    0%
                                                         ================    ===============

      (1) The address of Franklin Street Properties Corp. is 401 Edgewater Place, Suite 200, Wakefield, Massachusetts 01880-6210.

      (2) Each of the officers is employed by FSP Investments LLC, a subsidiary of Franklin Street Properties Corp. Franklin Street Properties Corp. owns 100% of the issued and outstanding Common Stock of the Company.

Item 5.  Directors and Executive Officers

      Information regarding the executive officers and directors of the Company is set forth below:

      George J. Carter, age 58, is President and a director of the Company. Since 1996 he has also been President and Chief Executive Officer and director of Franklin Street and is responsible for all aspects of the business of Franklin Street and its affiliates, with special emphasis on the evaluation, acquisition and structuring of real estate investments. From 1992 through 1996 he was President of Boston Financial Securities, Inc. ("Boston Financial"). Prior to joining Boston Financial, Mr. Carter was owner and developer of Gloucester Dry Dock, a commercial shipyard in Gloucester, Massachusetts. From 1979 to 1988, Mr. Carter served as Managing Director in charge of marketing of First Winthrop Corporation, a national real estate and investment banking firm headquartered in Boston, Massachusetts. Prior to that, he held a number of positions in the brokerage industry including those with Merrill Lynch & Co. and Loeb Rhodes & Co. Mr. Carter is a graduate of the University of Miami (B.S.). Mr. Carter is a NASD General Securities Principal (Series 24) and holds a NASD Series 7 general securities license.

      Barbara J. Fournier, age 51, is the Vice President, Chief Operating Officer, Treasurer and Secretary and a director of the Company. Since 1996, she has also been Vice President, Chief Operating Officer, Treasurer and Secretary and a director of Franklin Street. Ms. Fournier has as her primary responsibility, together with Mr. Carter, the management of all operating business affairs of Franklin Street and its affiliates. From 1993 through 1996, she was Director of Operations for the private placement division of Boston Financial. Prior to joining Boston Financial, Ms. Fournier served as Director of Operations for Schuparra Securities Corp. and as the Sales Administrator for Weston Financial Group. From 1979 through 1986, Ms. Fournier worked at First Winthrop Corporation in administrative and management capacities, including Office Manager, Securities Operations and Partnership Administration. Ms. Fournier attended Northeastern University and the New York Institute of Finance. Ms. Fournier is a NASD General Securities Principal (Series 24). She also holds other NASD supervisory licenses including Series 4 and Series 53, and a NASD Series 7 general securities license.

      R. Scott MacPhee, age 49, is an Executive Vice President and a director of the Company. Since 1996, he has been an Executive Vice President of Franklin Street and has as his primary responsibility the direct equity placement of Franklin Street-sponsored investment programs. From 1993 through 1996 he was an executive officer of Boston Financial. From 1985 to 1993 Mr. MacPhee worked at Winthrop Financial Associates. Mr. MacPhee attended American International College. Mr. MacPhee holds a NASD Series 7 general securities license.

      William W. Gribbell, age 47, is an Executive Vice President and a director of the Company. Since 1996, he has been an Executive Vice President of Franklin Street and has as his primary responsibility the direct equity placement of Franklin Street-sponsored investment programs. From 1993 through 1996 he was an executive officer of Boston Financial. From 1989 to 1993 Mr. Gribbell worked at Winthrop Financial Associates. Mr. Gribbell is a graduate of Boston University (B.A.). Mr. Gribbell holds a NASD Series 7 general securities license.

      Janet Prier Notopoulos, age 59, is a Vice President and a director of the Company. In addition, she is President of FSP Property Management LLC and a Vice President and a director of Franklin Street and has as her primary responsibility the oversight of the management of the real estate assets of Franklin Street and its affiliates. Prior to joining Franklin Street in 1997, Ms. Notopoulos was a real estate and marketing consultant for various clients. From 1975 to 1983, she was Vice President of North Coast Properties, Inc., a Boston real estate investment company. Between 1969 and 1973, she was a real estate paralegal at Goodwin, Procter & Hoar. Ms. Notopoulos is a graduate of Wellesley College (B.A.) and the Harvard School of Business Administration (M.B.A).

      Jeffrey B. Carter, age 35, is a Vice President and a director of the Company, and is George J. Carter's son. In addition, he is a Senior Vice President and the Director of Acquisitions for Franklin Street and its affiliates. Prior to joining Franklin Street in 1998, Mr. Carter worked in Trust Administration for Northern Trust Bank in Miami, Florida. Mr. Carter is a graduate of Arizona State University (B.A.) and The George Washington University (M.A.). Mr. Carter holds a NASD Series 7 general securities license.

      Each of the directors of the Company holds office from the time of his or her election until the next annual meeting and until a successor is elected and qualified, or until such director's earlier death, resignation or removal. Each of the above persons has been associated with the Company since its inception in 2006. Each of them is an employee of FSP Investments LLC, a wholly-owned subsidiary of Franklin Street, which is the sole owner of the Common Stock. Each of the Company's executive officers serves in that capacity at the request of Franklin Street.

Item 6. Executive Compensation

      Each of the executive officers of the Company is compensated by Franklin Street in connection with their employment by Franklin Street and serves as an executive officer of the Company at Franklin Street's request without compensation. Franklin Street is subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (SEC). Franklin Street's common stock is traded on the American Stock Exchange under the symbol "FSP".

Item 7. Certain Relationships and Related Transactions, and Director
Independence

      Messrs. George J. Carter, R. Scott MacPhee, William W. Gribbell and Mses. Barbara J. Fournier and Janet P. Notopoulos, each of whom is an executive officer and a director of the Company, are executive officers of Franklin Street and, except for Messrs. R. Scott MacPhee and William W. Gribbell, are directors of Franklin Street. In addition, Jeffrey B. Carter, a vice president and a director of the Company, is a senior vice president and Director of Acquisitions of Franklin Street but not a director of Franklin Street. Jeffrey B. Carter is George J. Carter's son. None of such persons received any remuneration from the Company for their services.

      We have in the past engaged in and currently engage in transactions with a related party, Franklin Street and its subsidiaries FSP Investments LLC and FSP Property Management LLC, which we refer to collectively as FSP. We expect to continue to have related party transactions with FSP in the form of management fees paid to FSP to manage the Company on behalf of our stockholders. FSP Property Management LLC currently provides the Company with asset management and financial reporting services. The asset management agreement between the Company and FSP Property Management LLC requires the Company to pay FSP Property Management LLC a monthly fee equal to one percent (1%) of the gross revenues of the Property. The asset management agreement between the Company and FSP Property Management LLC may be terminated by either party without cause at any time, upon at least thirty (30) days written notice, effective at the end of the notice period. For the period ended December 31, 2006, management fees paid were $20,000.

      Franklin Street is the sole holder of the Company's one share of Common Stock that is issued and outstanding. Subsequent to the completion of the placement of the Preferred Stock in January 2007, Franklin Street was not and is not currently entitled to share in any earnings nor any related dividend of the Company.

      The following is a summary of related party transactions that occurred during the three months ended March 31, 2007 and for the period ended December 31, 2006:

      The related party transactions described below are not expected to significantly affect the Company's results of operations, financial position, or liquidity for fiscal year 2007 or future periods.

      o The Company paid acquisition fees of $125 and $349,875 for the three months ended March 31, 2007 and for the period ended December 31, 2006, respectively, and paid other costs of acquisition of $514,000 to FSP for the period ended December 31, 2006. Such fees were included in the cost of the real estate. The Company also paid organizational costs of $25,000 to FSP in 2006, which were expensed when incurred. Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on January 9, 2007, no acquisition fees will be paid to FSP.

      o The Company paid syndication fees consisting of $2,000 and $5,598,000 for selling commissions for the three months ended March 31, 2007 and the period ended December 31, 2006, respectively, and $186,000 for other expenses for the period ended December 31, 2006 to FSP for services related to syndication of the Company's Preferred Stock, which were for its efforts to identify potential accredited investors and subsequently complete the sale of Preferred Stock to them. Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on January 9, 2007, no syndication fees will be paid to FSP unless the Company issues some of its 840 additional authorized shares of Preferred Stock.

      o During 2006, the Company borrowed and has subsequently repaid a note evidencing and securing the Acquisition Mortgage Loan payable to FSP with an original principal amount of $127,000,000 and interest equal to the rate paid by FSP on its line of credit. During 2006 the Company repaid the entire principal of the Acquisition Mortgage Loan with the final payment being made on December 26, 2006. Interest paid to FSP was $937,000 in 2006. The average interest rate during the time the Acquisition Mortgage Loan was outstanding was 6.70%. No interest payments will be paid to FSP in 2007 because the Acquisition Mortgage Loan was repaid in 2006.

      o The Company paid commitment fees of $2,000 and $4,024,000 for the three months ended March 31, 2007 and for the period ended December 31, 2006, respectively, to FSP for obtaining the Acquisition Mortgage Loan on the Property. Such amounts are included in interest expense in the financial statements. Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on January 9, 2007 no commitment fees will be paid to FSP.

      o The Company made distributions to the holder of its common share of $25,000 in 2006, relating to earnings of the Company prior to the completion of the offering of Preferred Stock. No distributions will be paid to FSP in 2007 and FSP was not and is not currently entitled to share in earnings or any related dividend of the Company.

Review and Approval of Related Person Transactions

      We have not adopted any policies or procedures for the review, approval and ratification of related person transactions because all of our officers and directors are employees of Franklin Street through its wholly owned subsidiary FSP Investments LLC and are governed by Franklin Street's related person transaction policy and because we are not a listed issuer whose related-person transactions would require such policies. As a Delaware corporation, we are subject to Section 144 of the Delaware General Corporation Law, which provides procedures for the approval of interested director transactions.

Director Independence

      Our securities are not listed on a national securities exchange or in an inter-dealer quotation system. None of our directors qualifies as "independent" under the standards of the American Stock Exchange, where Franklin Street is listed.

Item 8. Legal Proceedings

      There are no material legal proceedings to which the Company is a party. The Company from time to time may be involved in lawsuits. The Company expects that most of these suits will be covered by insurance, subject to customary deductions. In addition, in the ordinary course of business, the Company may become involved in litigation to collect rents or other income due to it from tenants.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

      There is no established public trading market for the Company's Common Stock or Preferred Stock.

      As of May 18, 2007, Franklin Street was the sole holder of record of the Common Stock and there were 627 holders of record of the Preferred Stock. This computation is based upon the number of record holders reflected in our corporate records.

         Set forth below are the distributions made to Common and Preferred Stockholders in respect of each quarter since our inception in September 2006. Distributions are determined based on the Company's Board of Directors' review of cash available for distribution and distribution requirements necessary for the Company to continue to qualify as a real estate investment trust. We cannot guarantee the future payment of dividends or the amount of any such dividends. See Note 4 of the Notes to Financial Statements for additional information.

                                              FSP 50 South Tenth Street Corp.
                                          -------------------------------------
                                          Distributions           Distributions
                                             paid to                 paid to
            Quarter                          Common                 Preferred
             Ended                        Stockholders            Stockholders

      September 30, 2006                    $    --                  $     --
      December 31, 2006                      25,000                        --
      March 31, 2007                             --                   369,550

       The following schedule summarizes the tax components of the distributions paid for the period ended December 31, 2006:

      (in thousands)                                         2006
                                               -------------------------------
                                               Preferred     Common       %
                                               ---------     ------    ------
      Ordinary income                            $   --      $   --         0%
      Return of Capital                                          25       100%
                                                 ------      ------    ------
      Total                                      $   --      $   25       100%
                                                 ======      ======    ======

      The final sale of Preferred Stock occurred on January 9, 2007 and following that date no further distributions have been or will be declared on the Common Stock. The last distribution on Common Stock was declared on December 27, 2006 and was paid on December 29, 2006.

      The Company does not have an equity compensation plan or any outstanding stock options or other securities convertible into the Company's Common Stock.

Item 10. Recent Sales of Unregistered Securities.

         Set forth below is information regarding the shares of Common Stock and Preferred Stock we issued and sold since our organization in September 2006, the consideration, if any, received by us for such shares and information relating to the section of the Securities Act of 1933, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

      (1) In September 2006 we issued one share of our Common Stock, $0.01 par value, at a price of $1,000.

      (2) Between November 13, 2006 and January 9, 2007, we issued and sold an aggregate of 700 shares of our Preferred Stock, $0.01 par value per share, to 627 United States investors at a price of $100,000 per share, for an aggregate purchase price of $70,000,000. FSP Investments LLC (member, NASD and SIPC), a wholly-owned subsidiary of Franklin Street, acted as a broker/dealer on a best efforts basis with respect to the sale of equity interests in the Company.

      No underwriters were involved in the foregoing sales of securities. The securities were offered without registration under the Securities Act of 1933 by reason of the exemptions from the registration requirements set forth in Section 4(2) thereof and in Rule 506 of Regulation D promulgated thereunder. We based our belief that the offering had the benefit of these exemptions on the fact that no general solicitation was conducted, on information furnished in investor questionnaires and on representations made to us by the purchasers of shares of our Preferred Stock that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933 and that any resale must be made pursuant to a registration or an available exemption from such registration.

Item 11. Description of Registrant's Securities to be Registered.

      Preferred Stock

      Each holder of shares of our Preferred Stock is entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available therefor. Each holder of Preferred Stock is entitled to receive, to the extent that funds are available therefor, $100,000 per share out of distributions to stockholders upon liquidation, dissolution or the winding up of the Company before any payment to the holders of our Common Stock; the balance of any such funds available for distribution will be distributed among the holders of shares of our Preferred Stock and the holders of our Common Stock, pro rata based on the number of shares held by each; provided, however, that for these purposes, one share of Common Stock is deemed to equal one-tenth of a share of Preferred Stock. As of May 17, 2007, we had 1,540 authorized shares of Preferred Stock; of which 700 were issued and outstanding.

      Holders of shares of Preferred Stock have only limited voting rights and have no right to vote for the election of directors except as described below and as provided by law. The affirmative vote or written consent of the holders of a majority of the shares of Preferred Stock, voting as a separate class, is required for any of the following actions:

      o     The merger of the Company with any other entity.

      o     The sale of the Property.

      o     Any amendment to the Company's charter.

      In addition, the affirmative vote or written consent of the holders of 66.67% of the shares of Preferred Stock is required for any change in the authorized capital stock of the Company.

      The holders of a majority of the outstanding shares of Preferred Stock may remove one or more members of our Board of Directors without cause and replace such member or members with a person or persons designated by such holders. Thereafter (and only thereafter), the holders of shares of Preferred Stock will, at each meeting of stockholders to elect directors, vote as one class together with the holders of Common Stock for the election of directors, with the holders of Common Stock and Preferred Stock each entitled to one vote per share of stock.

      Holders of shares of Preferred Stock have no redemption or conversion rights. The shares of Preferred Stock have not been registered under the Securities Act of 1933 and we have no plan to effect such registration. The class of Preferred Stock will be registered under the Securities Exchange Act of 1934 upon the effectiveness of this Form 10. Holders of shares of Preferred Stock have no right to require any registration to be effected by us and we are not obligated to supply the holders of shares of Preferred Stock with information which might be necessary to enable them to make sales of the shares of Preferred Stock.

      Our charter contains a provision that renders void any transfer of shares of Preferred Stock that would result in the disqualification of the Company as a REIT.

      Common Stock

      Except as set forth above, the holders of Common Stock have the sole right to elect the directors of the Company and to vote on all matters. As of May 17, 2007, we had one authorized share of Common Stock, which was issued and outstanding.

Item 12. Indemnification of Directors and Officers

      Article SEVENTH of our charter eliminates the personal liability of directors to the fullest extent permitted by the Delaware General Corporation Law and provides that no director of our company shall be personally liable to the Company or its stockholders for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law statute prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

      The Delaware General Corporation Law currently permits the liability of directors to a corporation or its stockholders for money damages to be eliminated, except for:

      o any breach of the director's duty of loyalty to the corporation and its stockholders,

      o acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

      o unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, and

      o any transaction from which the director derived an improper personal benefit.

      Article EIGHTH of our charter provides that, with respect to any threatened, pending or completed action, suit or proceeding other than an action by or in the right of us, each person who was or is a party by virtue of the fact that he is or was, or has agreed to become, a director or officer of our company or is or was serving, or has agreed to serve, in the position of director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) on our behalf or by reason of any action alleged to have been taken or omitted in such capacity, shall be indemnified by us against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding and appeal of the same, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Notwithstanding anything to the contrary in Article EIGHTH, we will not indemnify a director or officer to the extent that such person is reimbursed from the proceeds of insurance, and in the event we make any indemnification payments to such person and he is subsequently reimbursed from the proceeds of insurance, he will promptly refund such indemnification payments to us to the extent of such insurance reimbursement.

      Article EIGHTH of our charter further provides that, with respect to any threatened, pending or completed action or suit by or in the right of us, each person who was or is a party by virtue of the fact that he is or was, or has agreed to become, a director or officer of our company or is or was serving, or has agreed to serve, in the position of director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) on our behalf or by reason of any action alleged to have been taken or omitted in such capacity, shall be indemnified by us against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action and any appeal of the same, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, except to the extent that the Court of Chancery of Delaware determines upon application that such indemnification is proper under the circumstances.

      Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, or on appeal of the same, he is required to be indemnified by us against all costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him or on his behalf in connection therewith. Without limiting the foregoing, for these purposes such director or officer will be considered to have been wholly successful with respect to any action, suit or proceeding if it is disposed of, including without prejudice, without (a) being adverse to him, (b) an adjudication that he was liable to us, (c) a plea of guilty or nolo contendere, (d) an adjudication that he did not act in good faith and in a manner he believed to be reasonably to be in or not opposed to our best interests, and (e) with respect to a criminal proceeding, an adjudication that he had reasonable cause to believe his conduct was unlawful. Costs, charges and expenses shall be advanced to a director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such costs, charges and expenses.

      Indemnification is required to be made unless we determine that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by us that the director or officer did not meet the applicable standard of conduct required for indemnification or if we fail to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. Costs incurred by such director or officer in connection with successfully establishing his right to indemnification, in whole or in part, will also be indemnified by us. As a condition precedent to the right of indemnification, the director or officer must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

      Article EIGHTH of our charter further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law statute is amended, we must continue to indemnify our directors and officers with respect to any action that arose prior to the amendment, to the same extent that the director or officer would have been indemnified prior to the amendment.

      Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person has no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

      The Franklin Street directors and officers liability insurance policy covers certain liabilities of directors and officers of the Company.

Item 13. Financial Statements and Supplementary Data.

      The attached financial statements beginning on page F-1 and the financial statements filed as Exhibit 99.1 to this Registration Statement on Form 10 are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

      None.

Item 15. Financial Statements and Exhibits.

      (a)   Financial Statements

            See Index to Financial Statements on page F-1.

      (b)   Exhibits

            The Exhibits set forth in the Exhibit Index are incorporated herein by reference.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2007                        FSP 50 SOUTH TENTH STREET CORP.



                                            By: /s/ George J. Carter
                                                -------------------------
                                                George J. Carter
                                                President

                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------

   3.1*           Amended and Restated Certificate of Incorporation

   3.2*           By-Laws

   4.1*           Loan Agreement

   4.2* Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing

   4.3*           Promissory Note

  10.1*           Ryan Lease, as amended

  10.2*           Oracle USA Lease, as amended

  10.3*           Asset Management Agreement

  10.4*           Management Agreement

  10.5*           Voting Agreement

  21.1*           Subsidiaries of the Registrant


  99.1*           Financial Statements of FSP 50 South Tenth Street Corp.

  99.2*           Pro Forma Financial Information of FSP 50 South Tenth
                  Street Corp.


----------
      * Previously filed.

                         FSP 50 South Tenth Street Corp.
                          Index to Financial Statements

                                 March 31, 2007

                                Table of Contents

                                                                            Page
                                                                            ----

Financial Statements

Report of Independent Registered Public Accounting Firm..................... F-2

Balance Sheets as of March 31, 2007 (unaudited) and December 31, 2006....... F-3

Statements of Operations for the three months ended March 31, 2007
      (unaudited) and for the period September 12, 2006
      (date of inception) to December 31, 2006.............................. F-4

Statements of Changes in Stockholders' Equity for the period
      September 12, 2006 (date of inception) to December 31, 2006 and the three months ended March 31, 2007 (unaudited)................. F-5

Statements of Cash Flows for the three months ended March 31, 2007
      (unaudited), and for the period September 12, 2006
      (date of inception) to December 31, 2006.............................. F-6

Notes to Financial Statements............................................... F-7


         All other schedules for which a provision is made in the applicable accounting resolutions of the Securities Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

                            [LETTERHEAD OF BRAVER PC]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholders
FSP 50 South Tenth Street Corp.
Wakefield, Massachusetts


We have audited the accompanying balance sheet of FSP 50 South Tenth Street Corp. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the period September 12, 2006 (date of inception) to December 31, 2006. Our audit also included the financial statement schedule listed in the Index at Item 15(a). The financial statement and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Because we were not engaged to audit the balance sheet as of March 31, 2007 and the statements of operations, changes in stockholders' equity and cash flows for the three months then ended, we did not extend our auditing procedures to enable us to express an opinion on the financial position as of March 31, 2007 and the results of operations and cash flows for the three months then ended. Accordingly, we express no opinion on them.

In our opinion, the financial statement and schedule referred to above present fairly, in all material respects, the financial position of FSP 50 South Tenth Street Corp. as of December 31, 2006 and the results of its operations and its cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statement taken as a whole, presents fairly in all material respects to information set forth herein.


/s/ Braver PC
Newton, Massachusetts
March 27, 2007

                         FSP 50 South Tenth Street Corp.
                                 Balance Sheets

(in thousands, except share and par value amounts)                                       March 31, 2007       December 31, 2006
=================================================================================================================================
                                                                                          (Unaudited)
Assets:
Real estate investments, at cost:
     Land                                                                                   $  21,974             $  21,974
     Buildings and improvements                                                                97,344                97,321
---------------------------------------------------------------------------------------------------------------------------------
                                                                                              119,318               119,295
     Less accumulated depreciation                                                              1,040                   416
---------------------------------------------------------------------------------------------------------------------------------
Real estate investments, net                                                                  118,278               118,879
Acquired real estate leases, net of accumulated amortization of $451 and $213                   5,996                 6,234
Acquired favorable real estate leases, net of accumulated
      amortization of $215 and $109                                                             2,983                 3,089
Cash and cash equivalents                                                                       9,113                 8,355
Cash - held in escrow                                                                           1,261                   721
Tenant rent receivable                                                                            318                    28
Step rent receivable                                                                              250                   115
Deferred leasing costs, net of accumulated amortization of  $0 and $0                              13                     7
Deferred financing costs, net of accumulated amortization of  $15 and $0                          281                   296
Prepaid expenses and other assets                                                                   4                    80
---------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                          $ 138,497             $ 137,804
=================================================================================================================================

Liabilities and Stockholders' Equity:
Liabilities:
Accounts payable and accrued expenses                                                       $   1,184             $     406
Distribution Payable                                                                               --                   370
Tenant security deposits                                                                           28                    28
Loan payable                                                                                   76,200                76,200
Acquired unfavorable real estate leases, net of accumulated
      amortization of $84 and $34                                                               1,398                 1,448
---------------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                         78,810                78,452
---------------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies:                                                                     --                    --

Stockholders' Equity:
     Preferred Stock, $.01 par value, 1,540 shares authorized, 700 and 699.75 issued and outstanding with aggregate liquidation preference $70,000 and
       $69,975,
       at March 31, 2007 and December 31, 2006, respectively                                       --                    --

     Common Stock, $.01 par value, 1 share
        authorized, issued and outstanding                                                         --                    --
     Additional paid-in capital                                                                64,224                64,201
     Retained deficit and distributions in excess of earnings                                  (4,537)               (4,849)
---------------------------------------------------------------------------------------------------------------------------------
     Total Stockholders' Equity                                                                59,687                59,352
---------------------------------------------------------------------------------------------------------------------------------

     Total Liabilities and Stockholders' Equity                                             $ 138,497             $ 137,804
=================================================================================================================================

                 See accompanying notes to financial statements.

                         FSP 50 South Tenth Street Corp.
                            Statements of Operations

                                                                                          For the Period
                                                                    For the             September 12, 2006
                                                              Three Months Ended      (date of inception) to
(in thousands, except share and per share amounts)              March 31, 2007          December 31, 2006
=============================================================================================================
                                                                 (Unaudited)

Revenues:
     Rental                                                        $ 3,755                   $ 2,007
------------------------------------------------------------------------------------------------------------

        Total revenue                                                3,755                     2,007
------------------------------------------------------------------------------------------------------------

Expenses:

     Rental operating expenses                                       1,020                       561
     Real estate taxes and insurance                                   648                       318
     Depreciation and amortization                                     862                       629
     Interest expense                                                1,022                     5,085
------------------------------------------------------------------------------------------------------------

       Total expenses                                                3,552                     6,593
------------------------------------------------------------------------------------------------------------

Income (loss) before interest income                                   203                    (4,586)

Interest income                                                        109                       132
------------------------------------------------------------------------------------------------------------

Net income (loss)                                                      312                    (4,454)

Distributions paid to common stockholder                                --                       (25)
------------------------------------------------------------------------------------------------------------

Net income (loss) attributable to preferred stockholders           $   312                   $(4,479)
============================================================================================================

Weighted average number of preferred shares outstanding,
     basic and diluted                                              699.98                    452.89
============================================================================================================

Net income (loss) per preferred share, basic and diluted           $   446                   $(9,890)
============================================================================================================

                See accompanying notes to financial statements.

                        FSP 50 South Tenth Street Corp.
                  Statement of Changes in Stockholders' Equity
          For the Period September 12, 2006 (date operations commenced)
                              to December 31, 2006
              and the three months ended March 31, 2007 (unaudited)

                                                                                         Retained Deficit
                                                                           Additional    and Distributions        Total
                                               Preferred      Common         Paid-in       in Excess of       Stockholders'
       (in thousands, except shares)             Stock         Stock         Capital         Earnings             Equity
=============================================================================================================================

Issuance of common share                        $   --        $   --       $    10           $    --             $     10

Private offering of 699.75 shares, net              --            --        64,191                --               64,191

Distributions - common stockholders                 --            --            --               (25)                 (25)

Distributions - preferred stockholders              --            --            --              (370)                (370)

Net loss                                            --            --            --            (4,454)              (4,454)
-----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2006                          --            --        64,201            (4,849)              59,352

Private offering of .25 shares, net                 --            --            23                --                   23

Net Income                                          --            --            --               312                  312
-----------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 2007 (Unaudited)             $   --        $   --       $64,224           $(4,537)            $ 59,687
=============================================================================================================================

                 See accompanying notes to financial statements.

                         FSP 50 South Tenth Street Corp.
                            Statements of Cash Flows

                                                                                                     For the Period
                                                                                 For the           September 12, 2006
                                                                           Three Months Ended    (date of inception) to
(in thousands)                                                               March 31, 2007        December 31, 2006
=======================================================================================================================
                                                                               (Unaudited)
Cash flows from operating activities:
     Net income (loss)                                                           $   312              $  (4,454)
     Adjustments to reconcile net income (loss) to net cash
         provided by (used for) operating activities:
               Depreciation and amortization                                         877                    629
               Amortization of favorable real estate leases                          106                    109
               Amortization of unfavorable real estate leases                        (50)                   (34)
           Changes in operating assets and liabilities:
               Cash - held in escrow                                                (540)                  (721)
               Tenant rent receivable                                               (290)                   (28)
               Step rent receivable                                                 (135)                  (115)
               Prepaid expenses and other assets                                      76                    (80)
               Accounts payable and accrued expenses                                 768                    399
               Tenant security deposits                                               --                     28
               Payment of deferred leasing commissions                               (13)                    --
-----------------------------------------------------------------------------------------------------------------------

                   Net cash provided by (used for) operating activities            1,111                 (4,267)
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Purchase of real estate assets                                                   (6)              (119,295)
     Purchase of acquired real estate leases                                          --                 (6,447)
     Purchase of acquired favorable / unfavorable real estate leases                  --                 (1,716)
-----------------------------------------------------------------------------------------------------------------------

                   Net cash used for investing activities                             (6)              (127,458)
-----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Proceeds from sale of company stock                                              25                 69,985
     Syndication costs                                                                (2)                (5,784)
     Distributions to stockholders                                                  (370)                   (25)
     Proceeds from long-term debt                                                     --                203,200
     Principal payments on long-term debt                                             --               (127,000)
     Payments of deferred financing costs                                             --                   (296)
-----------------------------------------------------------------------------------------------------------------------
                   Net cash provided by (used for) financing activities             (347)               140,080
-----------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                            758                  8,355
Cash and cash equivalents, beginning of period                                     8,355                     --
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                         $ 9,113              $   8,355
=======================================================================================================================
Supplemental disclosure of cash flow information:
     Cash paid for interest                                                      $ 1,007              $   5,085
Disclosure of non-cash operating activities:
     Deferred leasing costs                                                      $    --              $       7
Disclosure of non-cash investing activities:
     Accrued costs for purchase of real estate assets                            $    17              $      --
Disclosure of non-cash financing activities:
     Distributions declared but not paid                                         $    --              $     370

                See accompanying notes to financial statements.

                         FSP 50 South Tenth Street Corp.
                          Notes to Financial Statements
 (Information as of and for the three months ended March 31, 2007 is unaudited)

1.    Organization

FSP 50 South Tenth Street Corp. (the "Company") was organized on September 12, 2006 as a corporation under the laws of the State of Delaware to purchase, own and operate a twelve-story office tower containing approximately 485,648 rentable square feet of space located in downtown Minneapolis, Minnesota (the "Property"). The Company acquired the Property on November 8, 2006.

2.    Summary of Significant Accounting Policies

BASIS OF PRESENTATION
The results of operations from inception to December 31, 2006 are not necessarily indicative of the results to be obtained for other interim periods or for the full fiscal year.

UNAUDITED INFORMATION

The accompanying financial statements include the unaudited balance sheet as of March 31, 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the three months then ended. This unaudited information has been prepared on the same basis as the audited financial statements and, in management's opinion, reflects all adjustments (consisting solely of normal recurring matters) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

ESTIMATES AND ASSUMPTIONS

The Company prepares its financial statements and related notes in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REAL ESTATE AND DEPRECIATION

Real estate assets are stated at the lower of cost or fair value, as appropriate, less accumulated depreciation.

Costs related to property acquisition and improvements are capitalized. Typical capital items include new roofs, site improvements, various exterior building improvements and major interior renovations. Funding for capital improvements typically is provided by cash set aside at the time the Property was purchased.

Routine replacements and ordinary maintenance and repairs that do not extend the life of the asset are expensed as incurred. Typical expense items include interior painting, landscaping and minor carpet replacements. Funding for repairs and maintenance items typically is provided by cash flows from operating activities.

Depreciation is computed using the straight-line method over the assets' estimated useful lives as follows:

      Category                              Years
      --------                              -----

      Building - Commercial                   39
      Building Improvements                 15-39
      Furniture & Equipment                  5-7

                         FSP 50 South Tenth Street Corp.
                          Notes to Financial Statements
 (Information as of and for the three months ended March 31, 2007 is unaudited)

2.    Summary of Significant Accounting Policies (continued)

REAL ESTATE AND DEPRECIATION (continued)

The following schedule reconciles the cost of the Property as shown in the Company's Offering Memorandum dated October 1, 2006 to the amounts shown on the Company's Balance Sheets as of: March 31, 2007 and December 31, 2006:

      (in thousands)
      --------------

      Price per Offering Memorandum                                 $127,000
      Plus:  Acquisition fees                                            350
      Plus:  Other acquisition costs                                     108
      -----------------------------------------------------------------------
      Total                                                         $127,458
      =======================================================================

These costs were recorded in the Company's Balance Sheets as of March 31, 2007 and December 31, 2006 as follows:

      (in thousands)
      --------------

      Land                                                           $21,974
      Building                                                        97,321
      Acquired real estate leases                                      6,447
      Acquired favorable real estate leases                            3,198
      Acquired unfavorable real estate leases                        (1,482)
      -----------------------------------------------------------------------
      Total                                                         $127,458
      =======================================================================

The Company evaluates its assets used in operations by identifying indicators of impairment and by comparing the sum of the estimated undiscounted future cash flows for each asset to the asset's carrying value. When indicators of impairment are present and the sum of the undiscounted future cash flows is less than the carrying value of such asset, an impairment loss is recorded equal to the difference between the asset's current carrying value and its fair value based on discounting its estimated future cash flows. At March 31, 2007 and December 31, 2006, no such indicators of impairment were identified.

Depreciation expense of $624,000 and $416,000 is included in Depreciation and Amortization in the Company's Statements of Operations for the periods ended March 31, 2007 and December 31, 2006, respectively.

ACQUIRED REAL ESTATE LEASES

Acquired real estate leases represent the estimated value of legal and leasing costs related to acquired leases that were included in the purchase price when the Company acquired the Property. Under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations", which was approved by the Financial Accounting Standards Board ("FASB") in June 2001, the Company is required to segregate these costs from its investment in real estate. The Company subsequently amortizes these costs on a straight-line basis over the remaining life of the related leases. Amortization expense of $238,000 and $213,000 is included in Depreciation and Amortization in the Company's Statement of Operations for the periods ended March 31, 2007 and December 31, 2006, respectively.

                         FSP 50 South Tenth Street Corp.
                          Notes to Financial Statements
 (Information as of and for the three months ended March 31, 2007 is unaudited)

2.    Summary of Significant Accounting Policies (continued)

Acquired real estate lease costs included in the purchase price of the Property were $6,447,000 and the weighted average amortization period is six years in respect of the leases assumed. Detail of the acquired real estate leases are as follows:

                                                  March 31,       December 31,
      (in thousands)                                 2007             2006
      --------------                             -----------------------------
      Cost                                          $6,447           $6,447
      Accumulated amortization                       (451)            (213)
                                                 -----------------------------
      Book value                                    $5,996           $6,234
                                                 =============================

The estimated annual amortization expense for the five years succeeding December 31, 2006 is as follows:

      (in thousands)
      --------------
      2007                                                    $1,047
      2008                                                    $1,032
      2009                                                      $958
      2010                                                      $785
      2011                                                      $707

ACQUIRED FAVORABLE REAL ESTATE LEASES

Acquired favorable real estate leases represent the value related to the leases when the lease payments due under a tenant's lease exceed the market rate of the lease at the date the Property was acquired. Under SFAS 141 the Company is required to report this value separately from its investment in real estate. The Company subsequently amortizes this amount on a straight-line basis over the remaining life of the tenant's lease. Amortization of $106,000 and $109,000 is shown as a reduction of rental income in the Company's Statements of Operations for the periods ended March 31, 2007 and December 31, 2006, respectively.

The acquired favorable real estate leases included in the purchase price of the property were $3,198,000 and the weighted average amortization period is six years in respect of the leases assumed. Detail of the acquired favorable real estate leases are as follows:

                                                   March 31,       December 31,
      (in thousands)                                  2007             2006
      --------------                              -----------------------------
      Cost                                           $3,198           $3,198
      Accumulated amortization                        (215)            (109)
                                                  -----------------------------
      Book value                                     $2,983           $3,089
                                                  =============================

The estimated annual amortization expense for the five years succeeding December 31, 2006 is as follows:

      (in thousands)
      --------------
      2007                                                      $490
      2008                                                      $487
      2009                                                      $462
      2010                                                      $424
      2011                                                      $401

                         FSP 50 South Tenth Street Corp.
                          Notes to Financial Statements
 (Information as of and for the three months ended March 31, 2007 is unaudited)

2.    Summary of Significant Accounting Policies (continued)

ACQUIRED UNFAVORABLE REAL ESTATE LEASES

The Company accounts for leases acquired via direct purchase of real estate assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations". Acquired unfavorable real estate leases represent the value relating to leases with rents below the market rate. Amortization is computed using the straight-line method over the lives of the leases assumed. Amortization of $50,000 and $34,000 is included with rental revenue in the Company's Statements of Operations for the periods ended March 31, 2007 and December 31, 2006, respectively.

The acquired unfavorable real estate leases included in the purchase price of the property were $1,482,000 and the weighted average amortization period is seven years in respect of the leases assumed. Detail of the acquired unfavorable real estate leases are as follows:

                                                   March 31,       December 31,
      (in thousands)                                 2007              2006
      --------------                              -----------------------------
      Cost                                          $1,482            $1,482
      Accumulated amortization                        (84)              (34)
                                                  -----------------------------
      Book value                                    $1,398            $1,448
                                                  =============================

The estimated annual amortization expense for the five years succeeding December 31, 2006 is as follows:

      (in thousands)
      --------------
      2007                                                      $200
      2008                                                      $198
      2009                                                      $197
      2010                                                      $187
      2011                                                      $175

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. The Company has set aside funded reserves of $8,176,000 and $8,182,000 at March 31, 2007 and December 31, 2006, respectively, in anticipation of future capital needs of the Property. These funds typically are used for the payment of real estate assets and deferred leasing commissions; however, there is no legal restriction on their use and they may be used for any Company purpose.

CASH - HELD IN ESCROW

The Company is required under its loan documents to make monthly deposits into a pledge account for real estate taxes. The amount held in escrow for real estate taxes was approximately $1,261,000 and $721,000 as of March 31, 2007 and December 31, 2006, respectively.

CONCENTRATION OF CREDIT RISKS

Cash, cash equivalents and short-term investments are financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances and short-term investments principally in one bank which the Company believes to be creditworthy. The Company periodically assesses the financial condition of the bank and believes that the risk of loss is minimal. Cash balances held with various financial institutions frequently exceed the insurance limit of $100,000 provided by the Federal Deposit Insurance Corporation.

                         FSP 50 South Tenth Street Corp.
                          Notes to Financial Statements
 (Information as of and for the three months ended March 31, 2007 is unaudited)

2.    Summary of Significant Accounting Policies (continued)

For the periods ended March 31, 2007 and December 31, 2006, rental income was derived from various tenants. As such, future receipts are dependent upon the financial strength of the lessees and their ability to perform under the lease agreements.

The following tenants represent greater than 10% of rental revenue for the periods ended:

                                                       March 31,   December 31,
                                                          2007         2006
                                                       ------------------------
      Oracle                                               51%         54%
      Ryan Companies                                       17%         15%

FINANCIAL INSTRUMENTS

The Company estimates that the carrying value of cash and cash equivalents approximate their fair values based on their short-term maturity and prevailing interest rates.

STEP RENT RECEIVABLE

Certain leases provide for fixed rental increases over the life of the lease. Rental revenue is recognized on the straight-line basis over the related lease term; however, billings by the Company are based on required minimum rentals in accordance with the lease agreements. Step rent receivable, which is the cumulative revenue recognized in excess of amounts billed by the Company, is $250,000 and $115,000 at March 31, 2007 and December 31, 2006, respectively.

TENANT RENT RECEIVABLE

Tenant rent receivable is reported at the amount the Company expects to collect on balances outstanding at year-end. Management monitors outstanding balances and tenant relationships and concluded that any realization losses would be immaterial.

DEFERRED LEASING COSTS

Deferred leasing commissions represent direct and incremental external leasing costs incurred in the leasing of commercial space. These costs are capitalized and are amortized on a straight-line basis over a weighted average period of five years in respect of the terms of the related lease agreement. Amortization expense was $0 for the periods ended March 31, 2007 and December 31, 2006. Detail of the deferred leasing costs is as follows:

                                                    March 31,    December 31,
      (in thousands)                                   2007          2006
                                                    -------------------------
      Cost                                             $ 13           $ 7
      Accumulated amortization                           --            --
                                                    -------------------------
      Book value                                       $ 13           $ 7
                                                    =========================

The estimated annual amortization expense for the five years succeeding December 31, 2006 is as follows:

      (in thousands)
      2007                                                         $    1
      2008                                                         $    1
      2009                                                         $    1
      2010                                                         $    2
      2011                                                         $    2

                         FSP 50 South Tenth Street Corp.
                          Notes to Financial Statements
 (Information as of and for the three months ended March 31, 2007 is unaudited)

2.    Summary of Significant Accounting Policies (continued)

SYNDICATION FEES

Syndication fees are selling commissions and other costs associated with the initial offering of shares of the Company's Preferred Stock. Such costs, in the amount of $2,000 and $5,784,000 have been reported as a reduction in Stockholders' Equity in the Company's Balance Sheet at March 31, 2007 and December 31, 2006, respectively.

REVENUE RECOGNITION

The Company has retained substantially all of the risks and benefits of ownership of the Company's commercial property and accounts for its leases as operating leases. Rental income from the leases, which may include rent concession (including free rent) and scheduled increases in rental rates during the lease term, is recognized on a straight-line basis. Any lease incentives are recorded as deferred rent and amortized as reductions to rental income over the lease term on a straight-line basis. The Company does not have any percentage rent arrangements with its commercial property tenants. Reimbursable costs are included in rental income in the period earned. A schedule showing the components of rental revenue is shown below.

                                                  Period Ended     Period Ended
                                                    March 31,      December 31,
(in thousands)                                        2007             2006
===============================================================================
Income from leases                                  $2,322           $1,293
Straight-line rent adjustment                          135              115
Reimbursable expenses                                1,354              674
Amortization of favorable leases                      (106)            (109)
Amortization of unfavorable leases                      50               34
-------------------------------------------------------------------------------

     Total                                          $3,755           $2,007
===============================================================================

INTEREST INCOME

Interest income is recognized when the earnings process is complete.

INCOME TAXES

The Company intends to elect to be taxed as a Real Estate Investment Trust ("REIT") under the Internal Revenue Code of 1986, as amended. As a REIT, the Company generally is entitled to a tax deduction for dividends paid to its stockholders, thereby effectively subjecting the distributed net income of the Company to taxation at the stockholder level only. The Company must comply with a variety of restrictions to maintain its status as a REIT. These restrictions include the type of income it can earn, the type of assets it can hold, the number of stockholders it can have and the concentration of their ownership, and the amount of the Company's taxable income that must be distributed annually.

NET INCOME PER SHARE

The Company follows SFAS No. 128 "Earnings per Share", which specifies the computation, presentation and disclosure requirements for the Company's net income per share. Basic net income per share of Preferred Stock is computed by dividing net income by the weighted average number of shares of Preferred Stock outstanding during the period. Diluted net income per share of Preferred Stock reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised or converted into shares. There were no potential dilutive shares outstanding at March 31, 2007 or December 31, 2006. Subsequent to the completion of the offering shares of Preferred Stock, the holders of Common Stock are not entitled to share in any income nor in any related dividend.

                         FSP 50 South Tenth Street Corp.
                          Notes to Financial Statements
 (Information as of and for the three months ended March 31, 2007 is unaudited)

3.    Loan Payable

The Company has a loan agreement (the "Loan") outstanding with a bank in the amount of $76,200,000. Loan payments are interest-only until the Loan matures and bears interest at the fixed rate of 5.287% per annum. The Loan is secured by the Property. The Loan was entered into on December 21, 2006 and matures on January 1, 2012, with the entire principal balance due on that date. Interest expense for the periods ended March 31, 2007 and December 31, 2006 was $1,005,000 and $124,000, respectively.

The Loan agreement includes restrictions on property liens and requires compliance with various financial covenants. Financial covenants include the requirement that the Company deposit all rents or other revenue from the Property to a lockbox account with the lender and provide periodic reporting. The Loan agreement has certain restrictions on the Company's ability to incur debt. The Company was in compliance with the loan covenants as of March 31, 2007 and December 31, 2006.

4.    Income Taxes

The Company intends to file as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. In order to qualify as a REIT, the Company is required to distribute at least 90% of its taxable income to stockholders and to meet certain asset and income tests as well as certain other requirements. The Company will generally not be liable for federal income taxes, provided it satisfies these requirements. Even as a qualified REIT, the Company is subject to certain state and local taxes on its income and property.

The Company's adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48 (Accounting for Income Taxes), ("FIN 48") effective January 1, 2007 did not result in recording a liability, nor was any accrued interest and penalties recognized with the adoption of FIN 48. Accrued interest and penalties will be recorded as income tax expense, if the Company records a liability in the future. The Company's effective tax rate was not affected by the adoption of FIN 48. The Company files income tax returns in the U.S federal jurisdiction and the state of Minnesota. The statute of limitations for the Company's income tax returns is generally three years and as such, the Company's returns that remain subject to examination would be primarily from 2006 and thereafter

For the period ended December 31, 2006, the Company incurred a net operating loss for income tax purposes of approximately $4,166,000 that can be carried forward until it expires in the year 2026.

At December 31, 2006, the Company's net tax basis of its real estate assets was $127,120,000.

The following schedule reconciles net loss to taxable loss subject to distribution requirements:

                                                                    Period Ended
                                                                    December 31,
(in thousands)                                                          2006
================================================================================

Net income (loss)                                                   $(4,454)

Add: Book depreciation and amortization                                 629
        Amortization of favorable real estate leases                    109
        Deferred rent                                                    12
        Organization costs                                               25
Less: Tax depreciation and amortization                                (338)
        Amortization of unfavorable real estate leases                  (34)
        Straight-line rents                                            (115)
--------------------------------------------------------------------------------
Taxable income (loss)[1]                                            $(4,166)
================================================================================

      (1)   A tax loss is not subject to a dividend requirement.

                         FSP 50 South Tenth Street Corp.
                          Notes to Financial Statements
 (Information as of and for the three months ended March 31, 2007 is unaudited)

4.    Income Taxes (continued)

The following schedule summarizes the tax components of the distributions paid for the period ended December 31,:

      (in thousands)                                          2006
                                                -------------------------------
                                                Preferred    Common         %
                                                ---------    ------      ------
      Ordinary income                            $   --      $   --           0%
      Return of Capital                              --          25         100%
                                                 ------      ------      ------
      Total                                      $   --      $   25         100%
                                                 ======      ======      ======

5.    Capital Stock

PREFERRED STOCK

Generally, each holder of shares of Preferred Stock is entitled to receive ratably all dividends, if any, declared by the Board of Directors out of funds legally available. The right to receive dividends is non-cumulative, and no right to dividends shall accrue by reason of the fact that no dividend has been declared in any prior year. Each holder of shares of Preferred Stock will be entitled to receive, to the extent that funds are available therefore, $100,000 per share of Preferred Stock, before any payment to the holder of Common Stock, out of distributions to stockholders upon liquidation, dissolution or the winding up of the Company; the balance of any such funds available for distribution will be distributed among the holders of shares of Preferred Stock and the holder of Common Stock, pro rata based on the number of shares held by each; provided, however, that for these purposes, one share of Common Stock will be deemed to equal one-tenth of a share of Preferred Stock.

In addition to certain rights to remove and replace directors, the holders a majority of the then outstanding shares of Preferred Stock shall have the further right to approve or disapprove a proposed sale of the Property, the merger of the Company with any other entity and amendments to the corporate charter. A vote of the holders of not less than 66.67% of then outstanding shares of Preferred Stock is required for the issuance of any additional shares of capital stock other than the remaining 840 shares of authorized but unissued Preferred Stock. Holders of shares of Preferred Stock have no redemption or conversion rights.

COMMON STOCK

Franklin Street Properties Corp. (FSP) is the sole holder of the Company's Common Stock. FSP has the right to vote to elect the directors of the Company and to vote on all matters, subject to the voting rights of the Preferred Stock set forth above. Subsequent to the completion of the offering of the shares of Preferred Stock in January 2007, Franklin Street, as the holder of Common Stock, was not entitled to share in any earnings nor any related dividend.

6.    Related Party Transactions

The following is a summary of related party transactions that occurred with FSP during the three months ended March 31, 2007, and the period ended December 31, 2006:

We have in the past engaged in and currently engage in transactions with a related party, Franklin Street and its subsidiaries FSP Investments LLC and FSP Property Management LLC (collectively, "FSP"). We expect to continue to have related party transactions with FSP in the form of management fees paid to FSP to manage the Company on behalf of our stockholders. FSP Property Management LLC currently provides the Company with asset management and financial reporting services. The asset management agreement between the Company and FSP Property Management LLC requires the Company to pay FSP Property Management LLC a monthly fee equal to one percent (1%) of the gross revenues of the Property. The asset management agreement between the Company and FSP Property Management LLC may be terminated by either party without cause at any time, upon at least thirty (30) days written notice, effective at the end of the notice period. For the three months ended March 31, 2007 management fees paid were $34,000. For the period ended December 31, 2006, management fees paid were $20,000.

FSP is the sole holder of the Company's one share of Common Stock that is issued and outstanding. Subsequent to the completion of the placement of the Preferred Stock in January 2007, Franklin Street was not and is not currently entitled to share in any earnings nor any related dividend of the Company.

                         FSP 50 South Tenth Street Corp.
                          Notes to Financial Statements
 (Information as of and for the three months ended March 31, 2007 is unaudited)

6.    Related Party Transactions (continued)

The related party transactions described below are not expected to significantly affect the Company's results of operations, financial position, or liquidity for fiscal year 2007 or future periods.

The Company paid acquisition fees of $125 and $349,875 for the three months ended March 31, 2007 and for the period ended December 31, 2006, respectively, and paid other costs of acquisition of $514,000 to FSP for the period ended December 31, 2006. Such fees were included in the cost of the real estate. The Company also paid organizational costs of $25,000 to FSP in 2006, which were expensed when incurred. Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on January 9, 2007, no acquisition fees will be paid to FSP.

The Company paid syndication fees consisting of $2,000 and $5,598,000 for selling commissions for the three months ended March 31, 2007 and the period ended December 31, 2006, respectively, and $186,000 for other expenses for the period ended December 31, 2006 to FSP for services related to syndication of the Company's Preferred Stock, which were for its efforts to identify potential accredited investors and subsequently complete the sale of Preferred Stock to them. Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on January 9, 2007, no syndication fees will be paid to FSP unless the Company issues some of its 840 additional authorized shares of Preferred Stock.

During 2006, the Company borrowed and has subsequently repaid a note evidencing and securing the Acquisition Mortgage Loan payable to FSP with an original principal amount of $127,000,000 and interest equal to the rate paid by FSP on its line of credit. During 2006 the Company repaid the entire principal balance of the Acquisition Mortgage Loan with the final payment being made on December 26, 2006. Interest paid to FSP was $937,000 in 2006. The average interest rate during the time the Acquisition Mortgage Loan was outstanding was 6.70%. No interest payments will be made to FSP in 2007 because the Acquisition Mortgage Loan was repaid in 2006.

The Company paid commitment fees of $2,000 and $4,024,000 for the three months ended March 31, 2007 and for the period ended December 31, 2006, respectively, to FSP for obtaining the Acquisition Mortgage Loan on the Property. Such amounts are included in interest expense in the financial statements. Subsequent to the completion of the final closing of the sale of shares of Preferred Stock, which occurred on January 9, 2007, no commitment fees will be paid to FSP.

The Company made distributions to the holder of its common share of $25,000 in 2006, relating to earnings of the Company prior to the completion of the offering of Preferred Stock. No distributions will be paid to FSP in 2007 and FSP was not and is not currently entitled to share in earnings nor any related dividend of the Company.

7.    Commitments and Contingencies

The Company, as lessor, has minimum future rentals due under non-cancelable operating leases as follows:

                                         Year Ending
      (in thousands)                     December 31,         Amount
                                         ------------        --------
                                             2007            $ 8,831
                                             2008              8,805
                                             2009              8,591
                                             2010              7,828
                                             2011              7,433
                                          Thereafter          19,051
                                                             --------
                                                             $60,539
                                                             ========

In addition, the lessees are liable for real estate taxes and certain operating expenses of the Property.

Upon acquiring the commercial rental property on November 8, 2006, the Company was assigned the lease agreements between the seller of the Property and the existing tenants.

                         FSP 50 South Tenth Street Corp.
                          Notes to Financial Statements
 (Information as of and for the three months ended March 31, 2007 is unaudited)

8.    Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the components shown below:

                                                      March 31,     December 31,
(in thousands)                                           2007           2006
================================================================================

Deferred rental income                                 $  121           $ 77
Accrued operating expenses                                229            116
Due to tenants and former owner                            93             52
Accounts payable and other accrued expenses               741            154
Accrued deferred leasing costs                             --              7
-------------------------------------------------------------------------------

      Total                                            $1,184           $406
===============================================================================

9.    Segment Reporting

The Company operates in one industry segment - real estate ownership of commercial property. As of March 31, 2007 and December 31, 2006, the Company owned and operated a twelve-story office tower in that one segment.

10.   Events Subsequent to March 31, 2007

On April 20, 2007, the Board of Directors of the Company declared a cash distribution of $1,751 per share of Preferred Stock payable on May 21, 2007 to stockholders of record on April 30, 2007.

                                  SCHEDULE III

                         FSP 50 South Tenth Street Corp.
                    Real Estate and Accumulated Depreciation
                           March 31, 2007 (Unaudited)

                                                                       Initial Cost
                                                           ------------------------------------------
                                                                                            Costs
                                                                                         Capitalized
                                                                        Buildings        (Disposals)
                                                                       Improvements     Subsequent to
Description                                 Encumbrances    Land      and Equipment      Acquisition
-----------                                 ------------    ----      -------------      -----------
                                                                  (in thousands)
50 South Tenth Street, Minneapolis, MN         76,200      21,974         97,321             23

                                                                  Historical Costs
                                          --------------------------------------------------------------

                                                   Buildings                                Total Costs,
                                                  Improvements                                 Net of      Depreciable
                                                      and                   Accumulated     Accumulated        Life        Date of
Description                                Land    Equipment    Total (1)   Depreciation    Depreciation      Years      Acquisition
-----------                                ----    ---------    ---------   ------------    ------------      -----      -----------
                                                                          (in thousands)
50 South Tenth Street, Minneapolis, MN    21,974     97,344      119,318       1,040           118,278         5-39          2006

(1) Construction of the building was completed in 2001 and the aggregate cost for Federal Income Tax purposes is $127,458.

                                  SCHEDULE III

                         FSP 50 South Tenth Street Corp.
                    Real Estate and Accumulated Depreciation
                                December 31, 2006

                                                                           Initial Cost
                                                              ----------------------------------------
                                                                                             Costs
                                                                                          Capitalized
                                                                          Buildings       (Disposals)
                                                                         Improvements    Subsequent to
Description                                   Encumbrances     Land     and Equipment     Acquisition
-----------                                   ------------     ----     -------------     -----------
                                                                  (in thousands)
50 South Tenth Street, Minneapolis, MN           76,200        21,974       97,321             --

                                                                 Historical Costs
                                          --------------------------------------------------------------

                                                    Buildings                               Total Costs,
                                                  Improvements                                 Net of     Depreciable
                                                       and                   Accumulated    Accumulated      Life         Date of
Description                                Land     Equipment   Total (1)   Depreciation    Depreciation     Years      Acquisition
-----------                                ----     ---------   ---------   ------------    ------------     -----      -----------
                                                                              (in thousands)
50 South Tenth Street, Minneapolis, MN    21,974     97,321      119,295         416          118,879         5-39            2006

(1) Construction of the building was completed in 2001 and the aggregate cost for Federal Income Tax purposes is $127,458.

                         FSP 50 South Tenth Street Corp.

The following table summarizes the changes in the Company's real estate investments and accumulated depreciation:

                                                      March 31,     December 31,
(in thousands)                                          2007            2006
--------------------------------------------------------------------------------
                                                    (Unaudited)

Real estate investments, at cost:
   Balance, beginning of period                       $119,295        $     --
       Acquisitions                                         --         119,295
       Improvements                                         23              --
--------------------------------------------------------------------------------

   Balance, end of period                             $119,318        $119,295
================================================================================

Accumulated depreciation:
    Balance, beginning of period                      $    416        $     --
        Depreciation                                       624             416
--------------------------------------------------------------------------------

    Balance, end of period                            $  1,040        $    416
================================================================================